UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement: Update of the Signature page and Directors, Officers and Employees section.
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
BOXO Fund LP

Legal status of issuer

Form
Limited Partnership

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 5, 2023

Physical address of issuer

16192 Coastal Highway, Lewes, DE, 19958, United States

Website of issuer
www.boxoproductions.com

Name of intermediary through which the Offering will be conducted
ChainRaise Portal, LLC

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
4.0% of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
$5,500.00 paid, and 2% of the offering amount in equity in Livento Group, Inc. Common stock.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Fortress Trust

Type of security offered
Class A Limited Partnership Interests

Target number of Securities to be offered
100

Price (or method for determining price)
$1,000.00

Target offering amount (minimum)
$100,000.00

Oversubscriptions accepted:

☑   Yes

☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis

☐   First-come, first-served basis

☑   Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
March 1, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 7, 2023

FORM C/A

Up to $5,000,000.00

BOXO Fund LP



Class A Limited Partnership Interests

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by BOXO Fund LP, a Delaware Limited Partnership (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class A Limited Partnership Interests of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise Portal, LLC (the "Intermediary"). The Intermediary will be entitled to receive 2% of the offering amount in equity in Livento Group, Inc. Common stock. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$0.00	$1,000.00
Aggregate Minimum Offering Amount	$100,000.00	$4,000.00	$96,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$200,000.00	$4,800,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) Excluding that ChainRaise Portal, LLC will receive 2% of the offering amount in equity in Livento Group, Inc. Common stock in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.boxoproductions.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is September 7, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

   THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FORTRESS TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS

OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.boxoproductions.com

The Company must continue to comply with the ongoing reporting requirements until:

1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

BOXO Fund LP (the "Company") is a Delaware Limited Partnership, formed on January 5, 2023. The Company is currently also conducting business under the name of BOXO Productions Inc.

The Company is located at
16192 Coastal Highway, Lewes, DE, 19958, United States

The Company's website is www.boxoproductions.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

BOXO Productions Inc. focuses on early-stage movie development (packaging), supported by production capability and partnerships in Hollywood. The business model generates revenue when we sell developed and packaged content to distributors, further strengthened by trailing ownership in the IP. These ownership rights and content we develop and manage could generate a second stream of revenue, depending on the success of the content in movie theatres and streaming platforms.

The Offering

Minimum amount of Class A Limited Partnership Interests being offered	100
Total Class A Limited Partnership Interests outstanding after Offering (if minimum amount reached)	100
Maximum amount of Class A Limited Partnership Interests	5,000

Total Class A Limited Partnership Interests outstanding after Offering (if maximum amount reached)	5,000
Purchase price per Security	$1,000.00
Minimum investment amount per investor	$1,000.00
Offering deadline	March 1, 2024
Use of proceeds	See the description of the use of proceeds on a page below hereof.
Voting Rights	See the description of the voting rights on a page below hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The purchase of the Units offered hereby involves a high degree of risk. The risk factors set forth below and elsewhere in this document are not intended to be an exhaustive list of the general or specific risks involved but merely to identify certain risks that are now foreseen by the Fund. It must be recognized that other risks, not now foreseen, might become significant in the future and that the risks which are now foreseen might affect the Fund to a greater extent than is now foreseen or in a manner not now contemplated. Prospective investors should carefully consider, among other things, the following risk factors inherent in and affecting the business of the Fund and this Offering.

The purchase of the Units pursuant to this Offering is suitable only for investors who have no need for liquidity from the Units purchased and who meet the suitability standards set forth herein. Persons considering an investment in the Fund should carefully evaluate the risks involved in such an investment including those summarized below. The order in which the following risk factors are discussed is not intended to be indicative of their relative importance.

BOXO Fund LP has no operating history and BOXO Productions Inc. has a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on 5 January 2023. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our project developments, project funding, project launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. Obtaining financing will be subject to market conditions, industry trends, investor sentiment and investor acceptance of our business plan and management. These factors may make the timing, amount, terms, and conditions of additional financing unattractive or unavailable to us. If we are not successful in achieving financing in the amount necessary to further our operations, the implementation of our business plan may fail or be delayed. If we are unsuccessful in obtaining financing when we need it, our business may fail before we ever become profitable, and our Unit holders may lose their entire investment.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Our management team has limited experience in the movie/entertainment industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

We work on several projects simultaneously, so we split the risk of time delays or film difficulties as much as possible, however, how we plan and structure things might not always result in the desired effect and risks of time delays or film difficulties will always remain present.

Revenues greatly depend on the success of the pre-sales of our movies, TV series and other published content by the distributor(s) whom we agree to cooperate with.

Furthermore, revenues from our second revenue stream also greatly depend on the success our content enjoys in movie theatres, streaming platforms and other places our content might be available.

The value of our assets (IP) will greatly vary over time, depending on the demand for the content.

These are all related to the market and this might be a risk we can't foresee or reduce.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products are highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The development and commercialization of new technologies and tools including but not limited to Artificial Intelligence might disrupt or enhance our business model. We are at the forefront of a 'disruptive' technological tool that might greatly affect the way the world does business on a general basis. Legislation has not been able to keep up with the technological advancements of AI, for example. Regarding our business, the long-term effect on Intellectual Property rights might be unsure, especially if legislation lags behind. We do not see any immediate threat in the short term, however, the omnipresent changes, with regard to AI are closely monitored by the team and the external team spearheaded by Petr Jakl. Our company and partners have started to use tools like AI as well, to enhance efficiency, and knowledge about potential threats and further ease burdensome, replicable tasks.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective

copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centres and on our networks. The secure processing, maintenance and transmission of this information are critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions, like Europe.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak (not limited to).

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including raising capital, the result of our content, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect investor ability and desire to invest. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate in our operations.

Changes in government regulation could adversely impact our business.

The media/streaming/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content requirements and to changes in consumer behaviour resulting from new technologies.

We must successfully adapt to technological advances in our industry and to the time spirit. If we fail to adapt our methods and content, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and the results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behaviour.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behaviour could significantly adversely affect our competitive position and its business and the results of operations.

The transactions (IP) in which the Partnership engages involve risks.

No assurance can be fully given that Limited Partners will realize a profit on their investment. Moreover, each Limited Partner may lose some or all of its investment. Because of the nature of the Partnership's investment activities, the results of the Partnership's operations may fluctuate from month to month and from period to period. Accordingly, investors should understand that the results of a particular period will not necessarily be indicative of results in future periods.

The success of the Partnership will depend on the ability of the General Partner to develop and implement investment strategies to achieve the Partnership's investment objectives.
The Partnership's investment performance could be materially adversely affected if the General Partner were to die, become ill or disabled, or otherwise cease to be involved in the active management of the Partnership's portfolio. Except under specified circumstances, if the General Partner withdraws, is dissolved, or becomes insolvent, the Partnership will be dissolved.

Purchasers of the Units will become Limited Partners in the Partnership and, as such, will not be entitled to participate in the management of the Partnership.
Nor will Limited Partners be entitled to any voting rights.

The expenses of operating the Partnership (including fees payable to the General Partner and operating costs and expenses) could exceed its income, requiring that the difference be paid out of the Partnership's capital, reducing the Partnership's investments and potential for profitability.

All securities investing and trading activities risk the loss of capital.
While the General Partner will attempt to moderate these risks, there can be no assurance that the Partnership's investment and trading activities will be successful or that Limited Partners will not suffer losses.

Partners will be liable to pay taxes on their allocable shares of Partnership taxable income.
However, while the General Partner intends to distribute the net Profits to the Limited Partners who request such distributions, no assurance can be given that Limited Partners will actually receive such distributions. Taxable income can be expected to differ from Net Profit, primarily because generally only realized gains and losses are considered for income tax purposes, but Net Profit and Net Loss will include unrealized gains and losses. It is possible that sales of appreciated securities in a particular period could cause some Partners to have taxable gain for that period at the same time that unrealized losses result in an overall Net Loss. It will generally be necessary for Partners to pay such tax liabilities out of separate funds or withdrawals from the Partnership.

The BOXO Fund LP will be a closed fund for up to 5 million USD, so no more than the 5,000 initial Units can be sold. This is a protective mechanism for the initial investors so that initial investors don't lose Return-On-Investment in case of fundraising through another RegCF or other forms of fundraising mechanisms. In case of additional fundraising, another closed fund will be set up and managed by the General Partner.

An investment in the Partnership is suitable for an investor not in need of liquidity, as the guided investment horizon is at least 5 years. There is no public market for Units and the Partnership Agreement imposes significant limitations on Limited Partners' abilities to transfer Units. In addition, rights to withdraw funds from the Partnership are subject to several limitations. Capital must ordinarily remain invested in the Fund for at least twenty-four (24) months from the date that a subscription is closed, subject to waiver of this requirement by the General Partner in its sole and absolute discretion. If an investor wishes to retrieve its capital prior to the expiration of the twenty-four (24) month period, a fee of fifteen percent (15%) of the total capital withdrawal may be imposed by the General Partner in its sole and absolute discretion. The General Partner may also temporarily suspend withdrawals in the best interest of the Fund upon notice to the Limited Partners. These facts, taken together, will significantly affect the liquidity of a Limited Partner's investment in the Partnership.

Substantial withdrawals by Limited Partners within a short period of time could require the Partnership to allocate funds for other needs, to the Partnership more rapidly than would otherwise be desirable, possibly reducing the value of the Partnership's assets and/or disrupting the General Partner's investment strategy.

Reduction in the size of the Partnership could make it more difficult to generate a positive return or to recoup losses due to, among other things, reductions in the Partnership's ability to take advantage of particular investment opportunities or decreases in the ratio of its income to its expenses.

For a more detailed discussion of the income tax considerations associated with an investment in the Partnership, see the discussion below.

The tax treatment from this investment will have a different impact on different investors and investors are strongly encouraged to contact their own tax advisor prior to investing in the securities.

No tax treatment can be certain for any individual investors. As such, potential investors in this Offering are strongly encouraged to seek advice from their own tax advisor before purchasing the Units offered by the Partnership.

Tax laws in certain cases may limit a Partner's ability to deduct certain losses and expenditures allocable to such Partner.

The Partnership may be subject to certain reporting and withholding obligations as to foreign investors.

Foreign investors should consult with their own advisors regarding the federal, state and foreign income tax consequences of an investment in the Partnership.

No assurance can be given that legislative, administrative, or judicial changes will not occur which will alter either prospectively or retroactively, the tax considerations or risk factors discussed in this Form C/A.

Existing and prospective Limited Partners should seek, and must rely on, the advice of their own tax advisers with respect to the possible impact on their investment of any future proposed tax legislation or administrative or judicial action.

Risks Related to the Securities

The Class A Limited Partnership Interests will not be freely tradable until one year from the initial purchase date. Although the Class A Limited Partnership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class A Limited Partnership Interests. Because the Class A Limited Partnership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class A Limited Partnership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class A Limited Partnership Interests may also adversely affect the price that you might be able to obtain for the Class A Limited Partnership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of General Partner's Liability
The Company's Partnership Agreement provides that the General Partner and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the General Partner to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the General Partner than would be available if these provisions were not contained in the Company's Partnership Agreement.

Purchasers Will Not Participate in Management
Our General Partner has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's General Partner or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Partnership Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

BOXO Productions, Inc. focuses on early-stage movie development (packaging), supported by production capability and partnerships in Hollywood. The business model generates revenue when we sell developed and packaged content to distributors, further strengthened by trailing ownership in the IP. These ownership rights and content we develop and manage could generate a second stream of revenue, depending on the success of the content in movie theatres and streaming platforms.

Business Plan

BOXO Productions is a brand created by Livento Group, Inc., which is an OTC-listed company. We are a Movie packaging & Development Company building a Content Library. BOXO's business model focuses on early-stage movie development & packaging, supported by top-class production capabilities. BOXO is a partnership featuring entertainment industry leaders like Petr Jakl, Ara Keshishian and Martin Barab. BOXO's business model brings together writers, directors, and distributors. We have the ability to create two revenue streams: BOXO is initially and primarily paid for packaged content delivery before the production phase starts and consecutively generates a second revenue stream once our content hits movie theatres and streaming platforms. We promote a culture of quality and integrity in all aspects of our business, including the exceptional team we hire. We invite all stakeholders to share in this culture with us. This commitment fosters lasting relationships with our stakeholders and the ability to become a profitable business. Vision: BOXO's vision is to become one of the ten largest movie packaging and development companies in the US and Europe within the next 10 years. Specifically focusing on owning one of the largest Content Libraries. Mission: We aspire to generate a legacy of great content, by developing and becoming the bridge between directors, writers and distributors, and making it easier for all stakeholders, including retail investors, to cross the chasm of the movie industry. Values: Integrity, Honesty, Fairness, Accountability, Inclusion & Diversity, Education & Learning, Teamwork, Passion and Quality.

Business plan in detail:

1.) Book & Idea: This phase includes the acquisition of book rights & appointing a director. These are key milestones for the success of the movie.

2.) Planning & Script: Creation, writing, organising, film project planning, script & cast discussion.

3.) Pre-Production: The team decides the filming location, cast, budget, and script changes. Then, they build the crew and sets, appoint studios, and post-production.

4.) Production: A distribution partner can join at this stage, securing a larger part of the budget as filming starts and the movie has set its path.

5.) Post-Production: The final phase of the movie where it is completed and negotiations with a distributor(s) are finalised. We usually exit (revenue stream #1) before post-production but retain a stake in the movie.

6.) Distribution: The appointed distributor is responsible for this phase. We receive a percentage of the revenue from the distribution and merchandise (revenue stream #2). Revenue:

Development & Packaging Phase:

- Initial investment to acquire the idea, book, or story.

- ROI once filming starts with a margin that ranges between 30-50%, in 15-18 months.

- 15-40% of box office revenues after the film gets into movie theatres. Production Phase:

- The Production phase is the perfect time to make our investment more profitable.

- Investment increases % in the revenue share from the box office sales.

- Our share increases to 35-70%, based on the amount invested.

ROI: **Please find attached our EBITDA model for BOXO.**
Please take a look at the information under Distributions.

History of the Business

The Company's Products and/or Services

BOXO Fund LP has not released any products/services yet, to date. The company was set up to accommodate growth in the General Partner's assets under management and future potential revenues. The General Partner has released Savage Salvation, for example, in US cinemas and on Online streaming platforms. This film was previously known and announced as Wash Me in the River. An American thriller that was released in December 2022. The movie was directed by Randall Emmett and stars Robert De Niro, Jack Huston, John Malkovich, Quavo, and Willa Fitzgerald. The movie tells a story of a recovering opioid addict who seeks revenge on the dealers responsible for selling the drugs that resulted in his fiancé's death.

We have 4 new projects/movies in the development pipeline. They will be expanded on, developed and completed using the proceeds of the Offering. More products are in the pipeline, which we aren't allowed to disclose publicly, yet, but the proceeds will also be directed to support the development of these projects.
- Running Wild: The movie is set in an exclusive gated community in the desert on the outskirts of Los Angeles, where 32 adults, all brilliant, successful professionals, who have built their homes with pride, are brutally murdered, and their children abducted with not so much as a trace. This will be the eighth film adaptation of a Ballard work. Current stage: The project started in 6/2022 and BOXO is in the process of signing the distributor and hiring additional scriptwriters to expand the story. The total budget for this project is USD 500,000. Markets: US movie theatres and streaming platforms.
- Carnival of Killers: Stan Lee set this story amid the Dust Bowl storms that ravaged the American Great Plains in the Depression- era of the 1930s. It unfolds around a young girl with psychic abilities. She senses that the travelling carnival she and her mother sought refuge in is the launch pad for an alien invasion. Story created by Stan Lee, the man behind the Avengers

(Marvel). Mr Lee wrote two sci-fi horror movies and this is the first of them being realized. Current stage: The Project started in 4/2022, and the distributor is known. We are hiring additional scriptwriters to expand the story and working with the director to find the right balance in the story and cast. The total budget for this project is USD 750,000. Markets: US movie theatres and streaming platforms.

- TV Series (No title yet): When a teenager is found dead from a Fentanyl overdose in North Dakota, his family has no way of knowing it would kickstart the D.E.A.'s hunt for the drug's source. Current stage: More information will be disclosed at a later stage. Markets: US movie theatres and streaming platforms.

- Sci-Fi Thriller (No title yet): A futuristic thriller, bringing a studio remake of a successful project created a few years ago, only for the Latin American market. The theme of cars, racing, sci-fi thriller and crime, featuring top actors that have already submitted their names to this project creates a solid base for the success of this movie. The upcoming movie is anticipated to be in cinemas worldwide with target box office sales above USD 100 million. BOXO targets to announce the title and details around the end of February, once legal paperwork is finished and the title is set with the distributor. Current stage: Project started in 11/2022 and BOXO is in the process of signing the distributor and hiring additional scriptwriters to expand the story. The total budget for this project is USD 650,000. Markets: US movie theatres and streaming platforms.

For more up-to-date information regarding existing and future projects of Boxo Productions, Inc., take a look at the website: www.boxoproductions.com.

All projects/products are developed (packaged) by BOXO Productions, Inc. The team decides the filming location, cast, budget, and script changes. Then, they build the crew and sets, appoint studios, and post-production. A distribution partner can come at the following stage, securing a larger part of the budget as filming starts and the movie has set its path. Distribution partners, for example, can range between Netflix, Amazon, Paramount, and Sony, as well as many others.

Competition

The Company's primary competitors are Other movie production companies; The 5 biggest are: 1. The Walt Disney Studios, 2. Warner Bros. Entertainment Inc., 3. Universal City Studios LLC, 4. Columbia Pictures Industries, Inc., 5. Paramount Pictures Corporation. Those companies that take care of the whole process, from IP to releasing in movie theaters.

Companies that will be able to find out what we do and copy the business model, in some way.

The movie production world and distribution of movies is a highly competitive market. This is something to note as an investor, however, BOXO Productions Inc. doesn't compete in the distribution at all. We distinguish ourselves very specifically by mainly being involved in the development (packaging) of content. We invest, acquire and manage the IP for books, scripts, and other content. We have an external team in Hollywood with very strong connections in the industry that gives us a unique edge. The team decides the filming location, cast, budget, and script changes. Then, the team builds the crew and sets, appoints studios, and post-production. Starting from the production stage we look for a distribution partner. The distribution partner takes care of the filming budget and we usually exit before post-production. We do retain a stake in the content, which generates our second revenue stream. BOXO Productions Inc., in essence, is the middleman, between raw materials (IP of content) and factory (distributor). We are focused on B2B. Our resources can greatly be focused on delivering the packaged content, and our headcount doesn't have to grow further to sustain our business growth. Our success depends on the IP library that we manage to build and grow in the next 2-3 years. Our production team has 18 years of experience, contacts, and access to top people because of its success on previous projects.

Supply Chain and Customer Base

We use our strong relationship with our external team of 3 industry veterans, called Petr Jakl, Ara Keshishian and Martin J. Barab, as well as ZQ PRODUCTIONS and the CAA, and their experience and contacts in Hollywood and across the industry to source for new potential content. We buy and develop IP that our team finds interesting and has a high rate of success to be turned into a movie, tv series or other content, that we can then sell to distributors. We are not limited by a scarcity in content and buying IP, since our team receives more than 100 scripts per month, which get screened, read and selected depending on many deciding factors. Human creativity is not a raw material that is scarce, hence our supply of scripts, books, and other content that we can invest in is absolutely safe.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
ZQ Productions	Content material like scripts, books, etc., for us to buy the IP.	40.0%
Petr Jakl	Content material like scripts, books, etc., for us to buy the IP. Advisor, contacts and experience provider.	10.0%
Ara Keshishian	Content material like scripts, books, etc., for us to buy the IP. Advisor, contacts and experience provider.	10.0%
Martin J. Barab	Content material like scripts, books, etc., for us to buy the IP. Advisor, contacts and experience provider.	10.0%
CAA	Content material like scripts, books, etc., for us to buy the IP. Advisor.	30.0%

BOXO Productions, Inc. is focused on B2B. We don't come in contact with the end customer, which is the movie theatre ticket buyer or the streamer on Netflix, for example. Our customers are the distributors willing to buy our packaged content (movie/series, other content). Our customers can range, for example, between Netflix, Amazon Prime, Sony, Paramount, Century

Fox and any other distribution company out there. Our customers can be large or small, however, they need to be able to finance the full production of the content that they buy from us, packaged. Our customers are all over the USA.

Intellectual Property

The Company is dependent on the following intellectual property:

BOXO Productions, Inc. has no other intellectual property, except for the movies/content that we invested in and own.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities [as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU")]. These laws and regulations are of a general nature and are subject to change. We don't see any governmental regulations in the USA or EU hindering our business in any significant way.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
BOXO Productions, Inc.	A Delaware corporation.	1	2%

Other

The Company's principal address is 17 State Street, New York, NY 10004

The Company has the following additional addresses: 16192, Coastal Highway, Lewes, Delaware 19958, County of Sussex, USA

The Company conducts business in the EU, UK, and USA.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Purchasers are encouraged to review Exhibit A, B and C, as well as the other materials carefully to learn more about the business of the Company, its industry, and future plans and prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	4.00%	$4,000	4.00%	$200,000
Campaign marketing expenses or related reimbursement	1.70%	$1,700	2.00%	$100,000
Estimated Attorney Fees	1.00%	$1,000	0.20%	$10,000
Estimated Accountant/Auditor Fees	1.00%	$1,000	0.60%	$30,000
General Marketing	3.30%	$3,300	3.00%	$150,000
Investment into Existing and Future Projects	89.00%	$89,000	90.20%	$4,510,000
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The use of proceeds from this offering will be focused on creating added value through investment in our existing and future movies, TV series and other published material projects. The Use of Proceeds table depicts a very accurate picture of what we intend to do with the proceeds, and we will try to follow it as close as possible. We try to minimise, as much as possible, using the proceeds of our investors from the BOXO Fund LP on any other uses than the IP investments. We do not intend to use the proceeds in any other ways, as described and shown.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Subject to the discretion of the

General Partner/Managing Entity (BOXO Productions Inc.). Note: We would like to make it very clear that BOXO Productions Inc. is purely focused on creating a profitable business, by means of the business plan, stipulated in this form. We do not intend to change anything to our business plan and ways of operations, however, unforeseen events might make us alter certain aspects of the plan. Livento Group, Inc. is a listed company on the OTC and is the sole owner of BOXO Productions, Inc. Any damage (material or immaterial) creates a bad image for our whole Group.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

David Stybr is the director and manager of BOXO Fund LP and the managing entity as listed below along with all positions and offices held at the managing entity and his principal occupation and employment responsibilities for the past three (3) years and his educational background and qualifications.

Name

David Stybr

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, President, Founder at Livento Group, Inc., the managing entity of BOXO Productions Inc., which is the managing entity of BOXO Fund LP. Start date: April 2022 - Present. Co-Founder at Livento Group, Inc.; Start date: 2015 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Board Member at Iconic Labs; Start date: February 2021 - Present. Co-Founder at Livento Group, Inc.; Start date: 2015 - Present; Primarily responsible for Growth Strategy, Capital Raising, Investment Performance and Investor Relations. Deputy CEO at Ott Ventures; Start date: April 2018 - November 2021; Leading a family office as owners' right hand Responsibility for Legal, HR, Business Planning, Refinancing and analysis of new projects Strategic plans for Private Equity investments Management of assets EUR 100+ Million Projects and assets Europe and US Director of Property and Facility at CPI Property Group; Start date: February 2017 - March 2018; Responsibility of 200 employees Restructuring of whole company to get better organization performance New IT system implementation Updated motivation and HR programs set Company providing services in whole Czech Republic and Slovakia Cooperation with other divisions of CPI Property Group on strategical projects Director of CPI Byty at CPI Byty; Start date: 2015 - January 2017; Complete restructuring of company 75 employees Business planning, budgeting Bank and bond program refinancing New IT system implemented Company providing flats in 15 cities, 6 branches Assets EUR 400 million

Education

Prague University of Economics and Business; Master, informatics Series 3; National Futures Association

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees in USA: California, Florida, New York and Europe: Czech Republic.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Ashwin Hassija	Employment Agreement	September 1, 2022	
Yotis Tonnelier	Consulting Agreement	September 1, 2022	
Justin Mathews	Consulting Agreement		
David Zich	Consulting Agreement		
Jose Luis Huayhua	Consulting Agreement		
Bryon Jackson	Consulting Agreement	November 14, 2022	November 14, 2023
Frank J. Hariton	Consulting Agreement		
Simon Sandoval	Consulting Agreement		
Michal Zelezny	Consulting Agreement		
Kevin Springstead	Consulting Agreement	September 22, 2022	
Petr Jakl	Consulting Agreement		
Ara Keshishian	Consulting Agreement		

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Limited Partnership Interests
Amount outstanding	0
Voting Rights	No voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

General Partner Interest

Refer to Exhibit C, Limited Partnership Agreement, for a description of the profit sharing arrangements with the General Partner.

The Company has the following debt outstanding: None

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $nil.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such a valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is owned and controlled by a managing entity. The managing entity is BOXO Productions, Inc. and is owned and controlled by Livento Group, Inc. BOXO Fund LP does not have any Limited Partner shares allocated prior to the Offering.

Following the Offering, the Purchasers will own 100.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

BOXO Fund LP doesn't have any financial results of operations. Moreover, BOXO Productions, Inc. also doesn't have these financial results because all revenues, expenses and other financial results have been consolidated into Livento Group, Inc. We generate all of our revenue from our various businesses and consulting tasks. The majority of revenue and future focus of revenue generation is through BOXO Productions, Inc., and AI & Machine Learning products (e.g.: Elisee). Livento Group, Inc & Livento Group LLC (previous name, before the reverse merger): As of September 30, 2022, we recorded total revenue of $1,474,513, and net loss of $(162,509). For the year ended December 31, 2021, we recorded total revenue of $1,840,866, and net loss of $(244,847). The reason for the decrease in our total revenues is caused by a decline in revenues from our real estate management business, where we are slowly but surely reducing our focus. Elisee and BOXO are where our focus lies, moving into the future. Our revenue of $1,474,513 in the first three quarters of 2022 came from sales of Elisee and our management services to real estate projects. Elisee sales accounted for $718,805, deferred movie revenues for developed parts $171,000 and $514,000 for real estate projects and management. Our primary expenses are Professional Fees, Computer and Internet Expenses, as well as Rent Expenses. Our expenses have decreased, comparing the end of September 2022 to 31 December 2021. Total expenses have decreased by around 63%. This has been caused due to 2021 being a year where we ramped up our preparations for becoming listed on the OTC, as well as further developing Elisee and other IT-focused projects. We did not have these same expenses in 2022.

Livento Group, Inc. as of 30 September 2022 had a gross profit of $176,346. A net loss of $162,509 was noted for this same time period. The Company does not expect to achieve profitability in the next 12 months, however, that won't be necessary since Livento Group, Inc. is expected to achieve profitability in the next 12 months, combining all the businesses together. BOXO Productions, Inc. and BOXO Fund LP intend to focus on the following objectives: 1.) Finalise funding for the other 4 projects that we currently have in the pipeline. We already finished Savage Salvation which is in cinemas, since December 2022. We have submitted + $520,000 in funding to our current projects already and are in need of around $2,500,000, in total, to finish all of our current projects in the pipeline. 2.) Fund future projects in the pipeline, which we have in the making already, at least 3 but can't disclose. 3.) Increase our BOXO investment principal over the next two years (24 months) to around $38,000,000. 4.) Further fundraising working capital from private investors and public offerings, by means of; a. Direct co-investment where we share 50/50 revenues from movies, and we offer a 5% bonus in shares of Livento Group Inc. b. Purchase of preferential shares of Livento Group, Inc. c. Cash or convertible loan, terms negotiated individually.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realisation of our business plan, specifically finishing the funding of the projects currently in the pipeline. Furthermore, we will also be able to start funding our projects which are in the development pipeline. Because we have already allocated the proceeds to a specific use depending on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering:

It is imperative for investors and future investors to understand that BOXO Fund LP is in no way solely dependent on the proceeds from this Offering. BOXO Fund LP was set up as a Special Purpose Vehicle to efficiently provide an opportunity for retail investors to be part of our story, build with us and raise 5 million USD by means of CrowdFunding. BOXO Productions Inc. is the managing entity of BOXO Fund LP, which is owned by Livento Group, Inc. In the past 3 months, we fundraised around $300,000 which will also be allocated to our existing and future pipeline projects. Furthermore, we have already submitted more than $500,000 to our existing projects. One of our five known projects has been completed last year and hit cinemas in December 2022. We raise capital through Livento Group, Inc. by means of preferred shares, cash or convertible loans to Livento Group, Inc. or BOXO Productions Inc. or direct co-investments. The raising of capital can be done publicly or privately depending on the terms and conditions provided. BOXO Productions Inc. and Livento Group, Inc. are not dependent on the proceeds of the Offering here, however, if this Offering does come to a successful conclusion and we manage to raise the maximum amount of the Offering, we will surely be launched onto a greater and faster track to profitability with Livento Group, Inc. and BOXO Productions Inc. and succeed in our plan of creating a self-sustaining business with BOXO, not having to raise additional capital, eventually.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 5,000 of Class A Limited Partnership Interests for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 1, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Fortress Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through ChainRaise Portal, LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
4.0% of the amount raised

Stock, Warrants and Other Compensation
$5,500.00 paid, and 2% of the offering amount in equity in Livento Group, Inc. Common stock.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

Distributions

The General Partner foresees that with the funds of the Limited Partnership a return on investment in the Intellectual Property projects (films) that we currently have and will develop in the future should take around 24 months (2 years). Investors need to understand this timeline and an investment horizon of at least 5 years is given as guidance. The BOXO Fund LP will be a closed fund up to $5 Million, with investors being able to invest in the given RegCF investment period. We do not want to dilute the returns of initial investors into this fund, hence closing the fund.

Investors will be paid out after two years without penalties, if this is requested in writing (email, etc.). We do advise investors to stay at least 5 years and let the funds compound, preferably for investors and the fund. We would calculate interest on a yearly basis and pay out when people exit the fund.

The BOXO Fund LP should be able to make 12% ROI gross per annum, from the intellectual property projects. As shown in the Use of Proceeds, fees will be taken from the funds raised. The General Partner has agreed to take a loan for 6% of the funds raised from Livento Group, Inc. to cover the initial fundraising costs so that the investors don't pay this and lose return on investment. This loan amount can be increased at the General Partner's own discretion, if necessary. The loan should be paid back over a period of three years, with instalments of 2% annually. After a period of 4 years the fund should return 10% to the investor per annum, instead of 8%, due to the reduction in costs of the fund.

The Company may make distribution of profits to the holders of the Securities or "Limited Partners" after two (2) years. The Company's management entity determines when and how distributions are made. Distributions are calculated by after paying all costs, as shown in the table of Use of Proceeds, which includes the fees to ChainRaise, the fees to the General Partner (BOXO Productions, Inc.) of the Company and the other estimated costs, we then invest the remaining proceeds into our existing and future movies and TV series projects. We can and most likely will start investing the proceeds once we reach our minimum offering amount, so we don't have to wait to reach the maximum offering. The distributions will be calculated based on a gross 12% ROI per annum. We lend the money to BOXO Productions, Inc. at this rate and 2% will be distributed to costs, annually. A management fee of 0.7% to BOXO Productions, Inc. and 1.3% estimated costs (Legal, Audit, etc.). Distributions are required to be made. Distributions are calculated annually and can be paid out annually after the initial 2 years, if requested by the investor in writing. Automatically the Limited Partnership will re-invest the money into new projects and the funds will compound annually. The Limited Partners are not entitled to a preferred return.

Find below; Table and graphs in regards to the costs, revenues and value of the fund if the minimum amount is raised and the maximum.

The Fees:	Y1	Y2	Y3	Y4	Y5
ChainRaise	4%				
Marketing	4%	0%	0%		
GP-LP admin. (Recurring)	2%	2%	2%	2%	2%
Total costs	**10%**	**2%**	**2%**	**2%**	**2%**
Loan from Livento	6%	-2%	-2%	-2%	0%
ROI - Fund	12%	12%	12%	12%	12%
Total Revenue	18%	10%	10%	10%	12%
ROI - Net	**8%**	**8%**	**8%**	**8%**	**10%**





Below is a hypothetical ROI table and graph that shows the investment, compounded over 12 years, of an investor that invested the minimum of $1,000.

Period (Years)	Interest	Principal	Balance
1	$ 80.00	$ 1,000.00	$ 1,080.00
2	$ 86.40	$ 1,080.00	$ 1,166.40
3	$ 93.31	$ 1,166.40	$ 1,259.71
4	$ 100.78	$ 1,259.71	$ 1,360.49
5	$ 136.05	$ 1,360.49	$ 1,496.54
6	$ 149.65	$ 1,496.54	$ 1,646.19
7	$ 164.62	$ 1,646.19	$ 1,810.81
8	$ 181.08	$ 1,810.81	$ 1,991.89
9	$ 199.19	$ 1,991.89	$ 2,191.08
10	$ 219.11	$ 2,191.08	$ 2,410.19
11	$ 241.02	$ 2,410.19	$ 2,651.21
12	$ 265.12	$ 2,651.21	$ 2,916.33



We do not intend to deviate from the distributions and business plan above, as shown in the graphs and tables. However, they are for clarification purposes only and the reality of business can make a shift in the shown above.

Capital Contributions

Limited Partners are not required to make additional capital contributions following the Offering to the Company.

Transfer

Limited Partners will be able to transfer their Securities with the approval of the Company. All transfers of Securities are subject to state and federal securities laws.

Withdrawal

The Company is required to make payments to a Limited Partner upon such Limited Partner's withdrawal from the Company. The payments upon such withdrawal will be calculated by the GP. The payments will be calculated annually and paid out on an annual basis if a Limited Partner wishes to withdraw from the Company. The following restrictions apply to a Limited Partner's ability to receive such payments upon withdrawal from the Company. The payments upon a Limited Partner's withdrawal from the Company will be based on a minimum investment period of 24 months. There will be a withdrawal penalty of 15% on the collective sum of money (Principal and ROI) if a Limited Partner wishes to withdraw prior to the minimum period of time (24 months). The period starts counting from the date the Limited Partner's funds are released from escrow to the issuer (Limited Partner will be notified).

Voting and Control

The Securities have the following voting rights: None, voting rights remain with the managing entity.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the

Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Class A Limited Partnership Interests upon the following conditions, The Company may elect to redeem the Units of a Class A Limited Partner by paying the Limited Partner the purchase price paid for the Units plus any distributions credited towards such Units. Upon such repurchase, Purchasers are guaranteed a return on their investment, if the minimum investment period of 24 months is reached. The Company won't pay any distributions credited towards such Units if the minimum investment period is not respected. 15% of the total sum (Principal of Units + distributions) will remain with The Company if the minimum investment period is not respected. The Company, in this case, will buy back its Units at a discounted price, to what they were sold.

Upon such repurchase, Purchasers are guaranteed a return on their investment of If the minimum investment period of 24 months is reached then The Company guarantees the Purchasers the purchase price paid for the Units plus any distributions credited towards the Units, calculated and paid annually.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is bĬeyond the scope of this Form C/A. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.F

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C/A. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C/A or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C/A, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests – Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C/A was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C/A was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C/A and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Stybr
_____
(Signature)

David Stybr
_____
(Name)

CEO, President, Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/David Stybr
_____
(Signature)

David Stybr
_____
(Name)

CEO, President, Founder
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, David Stybr, being the founder of BOXO Fund LP, a Limited Partnership (the "Company"), hereby certify as of this date that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/David Stybr

_____
(Signature)

David Stybr

_____
(Name)

CEO, President, Founder

_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

BOXO Fund LP
Financial Statements
As of January 31, 2023

BOXO Fund LP Financial Statements
As of January 31, 2023
Index to Audited Financial Statements



February 10, 2023

INDEPENDENT AUDITORS' REPORT

The Board of Directors

BOXO Fund LP

16192 Coastal Highway,

Lewes, DE, 19958, United States

REPORT ON FINANCIAL STATEMENTS

I have audited the consolidated balance sheets of BOXO Fund LP as of January 31, 2023 and the related statements of operations, changes in owner's equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's

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judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOXO Fund LP as of January 31, 2023, and the results of operations, changes in owner's equity and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 3, the company has no cash flow from operations since incorporation. This raises substantial doubt about the company's ability to continue as going concern. Management plan is also explained in note 3 our opinion is not modified with respect to this matter.

Amjad AbuKhamis
Feb. 10, 2023

Amjad N I Abu Khamis

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Certified Public Accountant, NH 08224
 CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

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BOXO Fund LP
Balance Sheet Statement

As of January 31, 2023

ASSETS

Current Assets

Current Assets	-
Non-Current Assets	-
TOTAL ASSETS	-

LIABILITIES AND EQUITY

Liabilities

Current Liabilities	-
Non-Current Liabilities	-
TOTAL LIABILITIES	-
Equity	
TOTAL LIABILITIES AND EQUITY	-

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BOXO Fund LP

Income Statement

As of January 31, 2023

Revenues	-
Less Operating Expenses	-
Net Profit (Loss)	-

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BOXO Fund LP

Statement of Changes in Equity

As of January 31, 2023

	Common shares	Contributions	Retained Earnings	Equity Balance
Beginning Balance as of January 1, 2023	-	-	-	-
Stocks Issued as of January 31, 2023	-	-	-	-
Owners Contributions as of January 31, 2023	-	-	-	-
Net Profit (Loss) as of January 31, 2023	-	-	-	-
Equity Balance as of January 31, 2023	**-**	**-**	**-**	**-**

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BOXO Fund LP

Statement of Cash Flow

As of January 31, 2023

OPERATING ACTIVITIES

Net Income   -

Adjustments to Reconcile Net Income to Net Cash provided by operations:

Net cash used by operating activities   -

Net Cash Used In Investing Activities   -

Net Cash Provided By Financing Activities   -

NET CASH INCREASE (DECREASE) FOR PERIOD   -

Cash at the beginning of the period   -

CASH AT END OF PERIOD   -

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BOXO Fund LP

Notes to the Financial Statements:

As of January 31, 2023

1. DESCRIPTION OF THE BUSINESS

BOXO Fund LP (the company) was formed in the state of Delaware on January 5, 2023. BOXO Productions Inc. (the managing entity of BOXO Fund LP) focuses on early-stage movie development (packaging), supported by production capability and partnerships in Hollywood. The business model generates revenue when we sell developed and packaged content to distributors, further strengthened by trailing ownership in the IP. These ownership rights and content we develop and manage could generate a second stream of revenue, depending on the success of the content in movie theatres and streaming platforms.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.   Basis of Presentation

The Company has not started the operations yet. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

2.2.   Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

3. GOING CONCERN

The Company is a start-up and funding its operational expenses from the financing activities. Management has taken several actions to raise additional equity financing. However, there can be no assurance that the company will successfully obtain sufficient equity financing on acceptable terms.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs, or raise adequate additional financing may require the Company to modify, delay or abandon some of its future planned expenditures, which could have a material adverse effect on the Company's business, operating results, financial condition and ability to achieve its intended business objectives. These

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circumstances raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Exhibit B   Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

BOXO Fund LP
16192 Coastal Highway, Lewes, DE, 19958, United States

Ladies and Gentlemen:

The undersigned understands that BOXO Fund LP, a Limited Partnership organized under the laws of Delaware (the "Company"), is offering up to $5,000,000.00 of Class A Limited Partnership Interests (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated August 21, 2023 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11.59 a.m. New York time on March 1, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Fortress Trust (the "Escrow Agent") from the undersigned by bank transfer, credit or debit cards, ACH electronic transfer or wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature

1

page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, who will act as transfer agent and registrar for the securities (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

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i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) *Information Concerning the Company.*
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, ChainRaise Portal, LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, ChainRaise Portal, LLC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, ChainRaise Portal, LLC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, ChainRaise Portal, LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties

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contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of

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Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, USA, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

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15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	16192 Coastal Highway, Lewes, DE, 19958, United States E-mail: contact@boxoproductions.com Attention: Investor Relations
with a copy to:	Attention: Frank J. Hariton E-mail: hariton@sprynet.com
If to the Purchaser:	E-mail: Attention:

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

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IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

BOXO Fund LP
By_____ Name: Title:

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Exhibit C   Limited Partnership Agreement

Boxo Productions, Inc.
17 State Street, Suite 4000
New York, NY 10004, USA

Exhibit C

LIMITED PARTNERSHIP AGREEMENT

OF

BOXO Fund LP

Dated: 21st of August 2023

THE SECURITIES OFFERED BY THIS COMPANY UNDER ITS PRIVATE OFFERING MEMORANDUM HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR BY THE SECURITIES REGULATORY AUTHORITY OF ANY STATE, NOR HAS ANY COMMISSION OR AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF ANY DISCLOSURE MADE IN CONNECTION THEREWITH. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES OFFERED HEREBY MAY NOT BE RESOLD WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR EXEMPTION THEREFROM.

LIMITED PARTNERSHIP AGREEMENT

OF

BOXO FUND LP

This Limited Partnership Agreement (the "Partnership Agreement") of BOXO Fund LP (the "Partnership") is made effective as of August 21st 2023, by and among (i) Boxo Productions, Inc., a Delaware General Corporation (the "General Partner"), as general partner, and (ii) each of the individuals, corporations and other entities whose names are set forth under the headings "Limited Partners" on Exhibit C, attached hereto, who execute a counterpart of this Partnership Agreement as Limited Partners, and any additional Limited Partners admitted to the Partnership after the date of this Partnership Agreement (all such Limited Partners being referred to herein as the "Partners"), and shall be valid and binding with respect to such persons and such other persons as may be admitted as Partners of the Partnership from time to time hereafter, in accordance with the Act and on the following terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, it is agreed as follows:

1.   Organization.

    1.1   Formation.

The Certificate of Formation for the Partnership was filed and executed on the 5th of January 2023 with the Secretary of State's Office of the State of Delaware in accordance with and pursuant to the Act.

    1.2   Name and Place of Business.

The name of the Partnership shall be BOXO Fund LP, and its registered address shall be 16192 Coastal Highway, Lewes, Delaware, 19958, United States. The General Partner may change such name or such place of business or establish additional places of business of the Partnership as the General Partner may determine to be necessary or desirable.

       1.3   Business and Purpose of the Partnership.

The purpose of the Partnership is to:

       (a)   Engage in the buying, developing and selling of Intellectual Property, in the movie industry; and Engage in such other activities related or incidental thereto to the activities described in Subsection (a) above.

       1.4   Term. This Partnership Agreement shall have a perpetual duration unless dissolved in accordance with Section 13 of this Partnership Agreement.

       1.5   Required Filings. The General Partner shall execute, acknowledge, file, record and/or publish such certificates and documents, as may be required by this Partnership Agreement or by law in connection with the formation and operation of the Partnership.

       1.6   Registered Office and Registered Agent. The Partnership's initial registered office, initial registered mailing address for the principal office, and initial registered agent shall be as provided in the Certificate. The registered office and registered agent may be changed from time to time by the General Partner by filing the address of the new registered office, or the new registered mailing address, or the name of the new registered agent pursuant to the Act.

       1.7   Certain Transactions. The General Partner, its Manager and Members may not engage in or possess an interest in any other business or venture of any nature or description, that is competitive with the Partnership; no Limited Partner or other Person or entity shall have any interest in any separate business or venture of the General Partner, its Manager or its Members by reason of their Interest in the Partnership.

2.   Definitions.   In addition to any other defined terms herein, the following terms used in this Partnership Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Act" shall mean the Delaware Revised Uniform Limited Partnership Act, as the same may be amended from time to time.

"Adjusted Capital Account Deficit" shall mean, with respect to any Partner, the deficit balance, if any, in such Partner's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

     (i)   Credit to such Capital Account any amounts which a Partner is obligated to restore and a Partner's share of Partner Minimum Gain and Partnership Minimum Gain; and

     (ii)   Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

"Affiliate" shall mean (i) any Person directly or indirectly controlling, controlled by or under common control with another Person; (ii) a Person owning or controlling 10% or more of the outstanding voting securities of such other Person; (iii) any officer, director or partner of such other Person; and (iv) if such other Person is an officer, director or partner, any company for which such Person acts in any capacity. The term "Person" shall include any natural person, corporation, partnership, trust, unincorporated association or other legal entity.

"Book Gain" shall mean the excess, if any, of the fair market value of the Partnership Assets over their aggregate adjusted basis for federal income tax purposes at the time a valuation of the Partnership Assets is required under this Partnership Agreement or Treasury Regulations Section 1.704-1(b) for purposes of making adjustments to the Capital Accounts.

"Book Loss" shall mean the excess, if any, of the aggregate adjusted basis of the Partnership Assets for federal income tax purposes over its fair market value at the time a valuation of the Partnership Assets is required under this Partnership Agreement or Treasury Regulations Section 1.704-1(b) for purposes of adjusting the Capital Accounts.

"Book Value" shall mean the adjusted basis of a property for federal income tax purposes increased or decreased by Book Gain, Book Loss, Built-In Gain and Built-In Loss as reduced by depreciation, amortization or other cost recovery deductions, or otherwise, based on such Book Value.

"Built-In Gain (or Loss)" shall mean the amount, if any, by which the agreed value of contributed property exceeds (or is lesser than) the adjusted basis of property contributed to the Partnership by a Limited Partner immediately after its contribution by Limited Partner to the capital of the Partnership.

"Capital Account" with respect to any Partner (or such Partner's assignee) shall mean such Partner's Capital Contribution adjusted as follows:

    (i)   A Partner's Capital Account shall be increased by:

        (a)   such Partner's share of Net Income; and

        (b)   any income or gain specially allocated to a Partner and not included in Net Income or Net Loss; and

    (ii)   A Partner's Capital Account shall be reduced by:

        (a)   such Partner's share of Net Loss; and

        (b)   any deduction specially allocated to a Partner and not included in Net Income or Net Loss; and

        (c)   any cash Distribution made to such Partner; and

No property other than money may be contributed to the Partnership.

The Capital Account of a Substituted Partner shall include the Capital Account of his transferor. Notwithstanding anything to the contrary in this Partnership Agreement, the Capital Accounts shall be maintained in accordance with Treasury Regulations Section 1.704-1(b). References in this Partnership Agreement to the Treasury Regulations shall include corresponding subsequent provisions.

"Capital Commitment" shall mean the amount of cash or property each Partner shall have irrevocably committed to invest in the Partnership pursuant to an executed Subscription Agreement.

"Capital Contribution" shall mean the total, cumulative gross amount invested in the Partnership by a Limited Partner and shall be equal in amount to the aggregate total amount of cash paid for the Units sold to

Boxo Productions, Inc.
17 State Street, Suite 4000
New York, NY 10004, USA

such Partner and any additional capital contribution made by such Partner after the date of such sale, if any. In the plural, "Capital Contributions" shall mean the aggregate amount so invested by all Limited Partners in the Partnership, as such may be calculated pursuant to the immediately above.

"Capital Transaction" shall mean any financing, refinancing, sale, exchange or other disposition or condemnation of, or casualty to, any Partnership Assets pursuant to the requirements of the Code or Treasury Regulations.

"Cash from Capital Transactions" shall mean the net cash realized by the Partnership from any Capital Transaction after payment of all cash expenditures of the Partnership, including, but not limited to, all payments of principal and interest on indebtedness, and such reserves and retentions as the General Partner may determine, in its sole and absolute discretion, to be necessary and desirable in connection therewith.

"Cash from Operations" shall mean the net cash proceeds realized by the Partnership from any source other than a Capital Transaction, after payment of all cash expenditures of the Partnership, including, but not limited to, all operating expenses, all payments of principal and interest on indebtedness, if any, and such reserves and retentions as the General Partner may determine, in its sole and absolute discretion, to be necessary and desirable in connection with Partnership operations and obligations with its then existing Partnership Assets.

"Certificate" shall mean the Certificate of Limited Partnership of the Partnership as filed with the Secretary of State's Office of the State of Delaware in accordance with and pursuant to the Act, as the same may be amended or restated from time to time.

"Commencement Date" shall mean that date on which the General Partner has accepted its first subscription under the Offering and thereby admitted the first Limited Partner into the Partnership.

"Code" shall mean the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequently enacted federal revenue laws, and, with respect to any specific reference to the Code, shall be deemed to include the section of the Code so cited as well as any other provision or provisions of the Code or the Treasury Regulations with substantially similar meaning or effect.

"Depository Account" shall have the meaning set forth in Section 3.1.6.

www.boxoproductions.com   contact@ boxoproductions.com   +1(929)379-3564

"Dissolution Event" shall mean one or more of the following: death, insanity, withdrawal, retirement, resignation, expulsion, Event of Insolvency, or dissolution.

"Distributable Cash" shall mean for any period the excess, if any, of (A) the sum of (i) all gross receipts from any sources for such period, other than from Capital Contributions, plus (ii) any funds released by the General Partner from previously establish reserves, over (B) the sum of (i) all cash expenditures of the Partnership for such period not funded by Capital Contributions or paid out of previously established reserves plus (ii) a reasonable reserve for future expenditures as determined by the General Partner.

"Distribution" shall refer to any money or other property transferred without further consideration (other than repurchased Units) and returned to Partners with respect to their Units in the Partnership.

"Event of Insolvency" shall occur when an order for relief against any applicable party is entered under Chapter 7 of the federal bankruptcy law or such party: (a) makes a general assignment for the benefit of creditors; (b) files a voluntary petition under the federal bankruptcy law; (c) files a petition or answer seeking for such party a reorganization, arrangement, composition, readjustment, Liquidation, dissolution or similar relief under any statute, law or regulation; (d) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the party in any proceeding of this nature; or (e) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of such party or of all or a substantial part of such party's properties; or (f) the expiration of 90 days after either (I) the commencement of any proceeding against such party seeking reorganization, arrangement, composition, readjustment, Liquidation, dissolution or similar relief under any statute, law, or regulation, if the proceeding has not been dismissed, or (II) the appointment without such party's consent or acquiescence of a trustee, receiver, or liquidator of such party or of all or any substantial part of the such party's properties, if the appointment has not been vacated or stayed (or if within 90 days after the expiration of any such stay, the appointment is not vacated).

"Liquidation" means in respect to the Partnership the earlier of the date upon which the Partnership is terminated under Section 708(b)(1) of the Code or the date upon which the Partnership ceases to be a going concern (even though it may exist for purposes of winding up its affairs, paying its debts and distributing any remaining balance to its Limited Partners), and in respect to a Limited Partner where the Partnership is not in Liquidation means the date upon which occurs the termination of such Limited Partner's entire Interest in the Partnership by means of a Distribution or the making of the last of a series of Distributions (whether or not made in more than one year) to such Limited Partner by the Partnership.

"Limited Partner" shall mean any holder of a Unit who is admitted to the Partnership as a Limited Partner thereof, or such Limited Partner's assignee or transferee who is admitted as a Substituted Limited Partner.

"Limited Partner Minimum Gain" shall mean "partner nonrecourse debt minimum gain" as determined under Treasury Regulations Section 1.704-2(i)(3).

"Limited Partner Nonrecourse Debt" shall mean "partner nonrecourse debt" as set forth in Treasury Regulations Section 1.704-2(b)(4).

"Limited Partner Nonrecourse Deductions" shall mean partner recourse deductions, as set forth in Treasury Regulations Section 1.704-2(i)(2) and the amount thereof shall be determined as set forth in Treasury Regulations Section 1.704-2(i).

"Limited Partnership Interest" shall mean a Limited Partner's entire Interest in the Partnership including such Limited Partner's Interest and such other rights and privileges that a Limited Partner may enjoy by being a Limited Partner.

"Loan" or "Loans" means any loans used by the Partnership to acquire or refinance any of the Partnership Assets or to operate its business. Any of such Loans shall be obtained from third parties and upon such terms and conditions as the General Partner, in its sole and absolute discretion, may determine.

"Manager(s)" shall refer to David Stybr, who is the manager of the General Partner, Boxo Productions, Inc., a Delaware incorporated Company. The term "Manager" shall also refer to any successor who is admitted to the General Partner as the manager thereof.

"General Partner" shall refer to Boxo Productions, Inc., a Delaware incorporated company, which is governed by a Limited Partnership Agreement dated August 21st, 2023 (the "Limited Partnership Agreement"). The term "General Partner" shall also refer to any successor who is admitted to the Partnership as the General Partner.

"Maximum Offering Amount" shall mean a combined, maximum offering number of Securities under the Offering of Five Million Dollars ($5,000,000) provided by the Regulation CF maximum offering amount.

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"Memorandum" shall mean the Partnership's Private Offering Memorandum, dated 21st of August 2023, for the sale of Limited Partnership Interests.

"Net Income" or "Net Loss" shall mean, respectively, for each taxable year of the Partnership the taxable income and taxable loss (exclusive of Built-In Gain or Loss) of the Partnership as determined for federal income tax purposes in accordance with Section 703(a) of the Code (including all items of income, gain, loss, or deduction required to be separately stated pursuant to Section 703(a)(1) of the Code) (other than any specific item of income, gain (exclusive of Built-In Gain), loss (exclusive of Built-In Loss), deduction or credit subject to special allocation under this Partnership Agreement), with the following modifications:

     (i)   The amount determined above shall be increased by any income exempt from federal income tax;

     (ii)   The amount determined above shall be reduced by any expenditures described in Section 705(a)(2)(B) of the Code or expenditures treated as such pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i);

     (iii)   Depreciation, amortization and other cost recovery deductions shall be computed based on Book Value instead of on the amount determined in computing taxable income or loss. Any item of deduction, amortization or cost recovery specially allocated to a Partner and not included in Net Income or Net Loss shall be determined for Capital Account purposes in a similar manner; and

     (iv)   For purposes of this Partnership Agreement, Book Gain and Book Loss attributable to a revaluation of Partnership Assets attributable to unrealized gain or loss in such Partnership Assets shall be treated as Net Income and Net Loss.

"Nonrecourse Debt" shall have the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"Nonrecourse Deductions" shall have the meaning, and the amount thereof shall be, as set forth in Treasury Regulations Section 1.704-2(c).

"Offering" shall mean the offering and sale of the Limited Partnership Interests made in accordance with the provisions of the Memorandum.

"Offering Termination Date" shall mean March 1st 2024 provided, however, that the Partnership may extend the Offering for a longer period or terminate the Offering earlier at the sole and absolute discretion of the General Partner.

"Organization and Offering Expenses" shall mean all expenses incurred by the General Partner, the Manager, or their Affiliates on behalf of the Partnership in connection with the organization, formation and marketing of the Offering, the Partnership, the offering materials, the marketing and sale of the Interests, and the closing of the subscriptions of the Offering, whether such are incurred prior to the date of the first close of subscriptions or at any time thereafter including, but not limited to, legal, accounting, tax planning fees, promotional fees or expenses, filing and recording fees, printing costs, travel expenses and other costs or expenses incurred in connection therewith. The General Partner, the Manager and/or their Affiliates are entitled to recoup these expenses pursuant to Section 6.

"Partner" or "Partners" shall mean Limited Partners but not the General Partner.

"Partnership" shall mean BOXO Fund LP.

"Partnership Asset" or "Partnership Assets" shall mean any asset owned by the Partnership.

"Partnership Minimum Gain" shall mean "partnership minimum gain" as set forth in Treasury Regulation 1.704-2(d).

"Partnership Agreement" shall mean this Limited Partnership Agreement, as amended from time to time.

"Person" shall mean any natural person or entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

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"Subscription Agreement" means the agreement, in the form as may be attached to the Memorandum, by which each Person desiring to become either a Limited Partner shall evidence, as may be applicable, (i) the number of Interests which such Person wishes to acquire and (ii) such Person's agreement to become a party to, and be bound by the provisions of this Partnership Agreement, and (iii) certain representations regarding the Person's finances and investment intent.

"Subscription Payment" shall have the meaning set forth in Section 3.1.3.

"Substituted Partner" shall mean any Person admitted as a substituted Limited Partner pursuant to this Partnership Agreement.

"Tax Payment" shall have the meaning set forth in Section 4.11.1.

"Total Proceeds" shall mean the total proceeds raised from the offer and sale of Interests in the Partnership pursuant to and in accordance with the terms of the Memorandum.

"Treasury Regulations" shall mean the Federal Tax Regulations set forth in 26 C.F.R. of the U.S. Codes, as amended, or corresponding provisions of subsequently enacted federal tax regulations and, with respect to any specific reference to the Treasury Regulations, shall be deemed to include the section of the Treasury Regulations so cited as well as any other provision or provisions of the Treasury Regulations or the Code with substantially similar meaning or effect.

"Unit" shall represent an Interest in the Partnership entitling the owner of the Unit if admitted as a Limited Partner to certain rights afforded to a Limited Partner holding a Unit, and to a share in Net Income, Net Loss and Distributions as provided for in this Partnership Agreement.

"Unrecovered Equity" of a Limited Partner as of any date shall mean the amount of a Limited Partner's Capital Contribution to the Company, reduced, but not below zero, by the cumulative Cash from Operations and Cash from Capital Transactions amounts distributed to such Limited Partner under Sections 5.1 (ii) and 5.2 (ii) hereof.

3.   Capitalization and Financing.

    3.1   Capital Contributions.

        3.1.1   Limited Partners. Each Partner will contribute to the capital of the Fund via his/her/its subscription for the Units ("Capital Contribution") in the manner as required by the terms of the subscription agreement (the "Subscription Agreement"). Capital must remain invested in the Fund for at least twenty-four (24) months from the date that a subscription is closed, subject to waiver of this requirement by the General Partner in its sole and absolute discretion. If an investor wishes to retrieve its capital prior to the expiration of the twenty-four (24) month period, a fee of fifteen percent (15%) of the total capital withdrawal may be imposed by the General Partner in its sole and absolute discretion. Any Partner may make additional Capital Contributions at such time as the General Partner may determine in amounts of at least One Thousand ($1,000) subject to the right of the General Partner to waive or reduce said minimum in its sole and absolute discretion. Except as set forth immediately above, neither the General Partner, the Manager, or any Affiliates thereof shall have any other obligation to provide any Capital Contribution to the Partnership; provided, however, that Affiliates of the Partnership may make any amount of Capital Contribution to the Partnership as subscribing Limited Partners, further provided that Affiliates of the Partnership shall not be permitted to subscribe as Limited Partners if such Affiliates are investing as a "benefit plan", "qualified plan" or as an "IRA" in the Partnership, as such terms are defined herein and in the Memorandum. Except as otherwise restricted, a Limited Partner may withdraw an amount up to the balance of his Capital Account at any time twenty-four (24) months after the closing of his/her/its subscription. The General Partner may temporarily suspend withdrawals in the best interest of the Fund upon notice to the Limited Partners. The General Partner, in its sole and absolute discretion, can redeem any investor's investment by giving the investor ninety (90) days' notice and paying to the investor the entire balance of his/her/its Capital Account.

        3.1.2   Units. Each Unit in the Partnership represents an undivided equal Interest in the Partnership. The Units will be evidenced by certificates. The Offering price for the Units is One Thousand Dollars ($1,000) per Unit, with a minimum Capital Commitment of One Thousand Dollars ($1,000) or one (1) Unit per investor, subject to the right of the General Partner to waive or reduce said minimum in its sole and absolute discretion. There is no limit as to the dollar amount of Units that the Partnership may sell, provided that the total of all such Units sold by the Partnership in the Offering shall not exceed the Maximum Offering Amount. The Partnership is hereby authorized to sell and issue Units in a Maximum Offering Amount of $5,000,000 and to admit the Persons who acquire such Units as Limited Partners; The Offering shall terminate on the Offering Termination Date.
        3.1.2.1   Dilution. The Units do not have any specific anti-dilution protections or rights. Currently, the Company does not have any outstanding options, warrants, unit appreciation rights, or securities convertible into equity in the Company that could result in any dilution; however, the Company has the right to issue additional Units, series of Units, equity, or rights to equity which could result in an ownership dilution of the Units sold in this Offering.

        3.1.3   Subscription Payment. Each Person desiring to acquire Units and become a Limited Partner, shall tender to the Partnership a Subscription Agreement specifying the number of Units so desired, together with the total amount of monies for the Units so subscribed, in accordance with the terms and conditions of such Subscription Agreement (said total amount being the "Subscription Payment").

3.1.4   Subscription Agreement. The Partnership shall accept or reject each Subscription Agreement within 30 days after the Partnership receives the same (and the failure by the Partnership to accept a Subscription Agreement within said 30 days shall constitute a rejection thereof).   Acceptance of a Subscription Agreement shall be evidenced by the General Partner's execution thereof. Upon the acceptance of a Subscription Agreement, the accompanying Subscription Payment shall become, in the case of a subscription for Units, the subscriber's initial Capital Contribution, and such subscriber shall be thereupon admitted as a Limited Partner.   Upon the General Partner's countersignature acceptance of such Limited Partner's executed Subscription Agreement, such Limited Partner shall be deemed to have executed this Partnership Agreement pursuant to joinder, as set forth in the terms and conditions of the Subscription Agreement, including, without limitation, Section 2 thereof which states, in pertinent part, that the subscriber agrees, by execution of the Subscription Agreement, to adopt, accept, be a party to and bound by the terms of this Partnership Agreement and that the Subscription Agreement signature page serves as a joinder thereto. The Partnership may accept subscriptions for Units from "benefit plans" (as defined by the Employee Retirement Income Security Act of 1974, as amended, "ERISA") or IRAs; provided, however, that at all times benefit plans and IRAs cannot own, in the aggregate, twenty five percent (25%) or more of the total value of the Units then outstanding.

3.1.5   Depository Account. Upon receipt of any tendered Subscription Agreement by the Partnership, the accompanying Subscription Payment shall, prior to the date on which the Subscription Agreement shall be accepted, be placed in an Escrow Account, managed by Fortress Trust ("Escrow Agent") and held there by the General Partner and Escrow partner in trust for the subscribers until such time as the same shall be accepted by the General Partner and pursuant to an applicable closing or rejected by the General Partner, and until the Minimum Offering amount of One Hundred Thousand dollars ($100,000) shall be reached. Closings shall occur two times per month, on or about the 15th of the month and on or about the 30th of the month, but only after the Minimum Offering amount has been reached and at that time funds from accepted subscriptions shall be released from the escrow and moved from the Depository Account to the Partnership's operating account. All subscriptions shall be accepted or rejected by the Partnership within 30 days of their actual receipt by the Partnership. If rejected, all Subscription Payments shall be returned to the subscriber.

3.1.6   Cancellation of Offering. The General Partner, in its sole and absolute discretion, reserves the right to cancel the Offering prior to the acceptance of any subscription and if the Offering is so cancelled, all Subscription Payments received shall be promptly refunded to the subscribers.

3.1.7   The General Partner, the Manager, or their Affiliates as Limited Partners. The General Partner, the Manager, and/or their Affiliates may purchase Units for the same price, upon the same terms and conditions as all other purchasers thereof, and in any amounts determined by such party in their sole and absolute discretion; provided, however, that the General Partner, the Manager, and/or their Affiliates

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may not purchase any Units as a "benefit plan", "qualified plan", or IRA. As a result, the General Partner, the Manager, or their Affiliates shall be, as may be applicable, admitted to the Partnership as Limited Partners with respect to such Units and shall be entitled to all rights as Limited Partners appurtenant thereto, including but not limited to, the right to receive Distributions and allocations attributable to the Units so purchased.

3.1.8   Admission of a Limited Partner. Subscribers shall be admitted as Limited Partners of the Partnership on that day on which the Partnership accepts such subscriber's subscription. To the extent required by law, the General Partner shall amend this Partnership Agreement and take such other action as the General Partner deems necessary or appropriate promptly after receipt of Capital Contributions to the Partnership to reflect the admission of Persons to the Partnership as Limited Partners.

3.2   Maintaining Capital Accounts. Except as otherwise provided in this Agreement, no Partner shall be obligated to restore any negative balance in his or her Capital Account. Upon Liquidation of the Partnership, or the Liquidation of the Interest of the General Partner (in each case determined as provided in Treasury Regulations 1.704-1(b)(2)(ii)(g)), if the General Partner has a deficit balance in its Capital Account after crediting all Profit upon the sale of the Partnership's assets which have been sold and after making all allocations provided for herein, then the General Partner shall be obligated to contribute to the Partnership, on or before the later to occur of (i) the close of the Partnership's taxable year, or (ii) 90 days following such Liquidation, an amount equal to such deficit balance for Distribution in accordance with the terms of this Partnership Agreement.

3.3   Partnership Loans. The General Partner shall have broad authority, in its sole and absolute discretion, to select and consummate financings on behalf of the Partnership, including, but not limited to, leveraging the Total Proceeds from the Offering received by the Partnership. If the General Partner decides to obtain any such financing, the General Partner may do so on such terms and conditions and in such amounts as it may determine in its sole and absolute discretion, without any consent or approval from or notice to the Limited Partners of the Partnership and without any further consideration to the same other than that which is already set forth in this Partnership Agreement and in the Memorandum.

4.   Allocation of Tax Items.

4.1   Allocation of Net Income and Net Losses.

4.1.1   Allocation of Net Losses

(a)   First, Net Losses of the Partnership shall be divided among and charged to the Partners to the extent and in proportion to the Net Income previously allocated to them under Section 4.1.2(c), less any amount of Net Loss previously allocated under this Section.

(b)   Second, Net Loss of the Partnership shall be divided among and charged to the Partners in proportion to their Units, as set forth in Section 4.6, until their Unrecovered Equity is reduced to zero.

(c)   Third, all remaining losses shall be allocated to the Partners, in proportion to their Units (as set forth in Section 4.6).

Notwithstanding the previous provision, loss allocations to a Partner shall be made only to the extent that such loss allocations will not create a deficit Capital Account balance for that Limited Partner in excess of an amount, if any, equal to such Partner's share of Partnership Minimum Gain. Any loss not allocated to a Partner because of the foregoing provision shall be allocated to the other Partners (to the extent that they are not limited under this Section). Any loss reallocated under this provision shall be taken into account in computing subsequent allocations of income and loss pursuant to this section so that the net amount of any item so allocated, and the income and losses allocated to each Partner pursuant to this Section, shall be equal to the net amount that would have been allocated to each such Partner if no reallocation of losses had occurred.

4.1.2   Allocation of Net Income.

(a)   First, Net Income of the Partnership shall be divided and allocated among the Partners to the extent and in proportion to Net Losses previously allocated to them under Section 4.1.1, less any amount of Net Income previously allocated under this Section.

(b)   Second, Net Income of the Partnership shall be divided and allocated among the Partners to the extent and in proportion to Net Losses previously allocated to them under Section 4.1.1(c), less any amount of net income previously allocated under this Section.

(c)   Third, all remaining income shall be allocated 100% to the Partners, in proportion to their Units, as set forth in Section 4.6.

4.2   Special Allocations.

4.2.1   Qualified Income Offset. Except as provided in Section 4.2.3, in the event any Partner unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit created by such adjustment, allocation or Distribution as quickly as possible.

4.2.2   Gross Income Allocation. Net Loss shall not be allocated to any Partner to the extent such allocation would cause any Partner to have an Adjusted Capital Account Deficit at the end of a fiscal year. In the event any Partner has an Adjusted Capital Account Deficit at the end of any fiscal year, each such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such Adjusted Capital Account Deficit as quickly as possible.

4.2.3   Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 4, if there is a net decrease in Partnership Minimum Gain during any Partnership fiscal year, each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in Partnership Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g)(2). This Section 4.2.3 is intended to comply with the partnership minimum gain chargeback requirement in the Treasury Regulations and shall be interpreted consistently therewith. This provision shall not apply to the extent a Partner's share of net decrease in Partnership Minimum Gain is caused by a guaranty, refinancing, or other change in the debt instrument causing it to become partially or wholly recourse debt or Limited Partner Nonrecourse Debt, and such Partner bears the economic risk of loss (within the meaning of Treasury Regulations Section 1.752-2) for the newly guaranteed, refinanced or otherwise changed debt or to the extent the Partner contributes cash to the capital of the Partnership that is used to repay the Nonrecourse Debt, and the Partner's share of the net decrease in Partnership Minimum Gain results from the repayment.

4.2.4   Limited Partner Minimum Gain Chargeback. Notwithstanding any other provision of this Section 4, except Section 4.2.3, if there is a net decrease in Limited Partner Minimum Gain, any Limited Partner with a share of that Limited Partner Minimum Gain (as determined under Treasury Regulations Section 1-704-2(i)(5)) as of the beginning of the year shall be allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Limited Partner's share of the net decrease in Limited Partner Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(i)(5). This Section 4.2.4 shall not apply to the extent the net decrease in Limited Partner Minimum Gain arises because the liability ceases to be Limited Partner Nonrecourse Debt due to conversion, refinancing or other change in a debt instrument that causes it to become partially or wholly a Nonrecourse Debt. This Section 4.2.4 is intended to comply with the partner minimum gain chargeback requirements in the Treasury Regulations and shall be interpreted consistently therewith and applied with the restrictions attributable thereto.

4.2.5   Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year or other period shall be allocated 100% to the Units.

4.2.6   Limited Partner Nonrecourse Deductions. Limited Partner Nonrecourse Deductions for any fiscal year shall be allocated to the Limited Partner who bears the economic risk of loss as set forth in Treasury Regulations Section 1.752-2 with respect to Limited Partner Nonrecourse Debt. If more than one Limited Partner bears the economic risk of loss for a Limited Partner Nonrecourse Debt, any Limited Partner Nonrecourse Deductions attributable to that Limited Partner Nonrecourse Debt shall be allocated among Limited Partners according to the ratio in which they bear the economic risk of loss.

4.2.7   Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to Limited Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Treasury Regulations.

4.3   Curative Allocations. Notwithstanding any other provision of this Partnership Agreement, the regulatory allocations shall be taken into account in allocating items of income, gain, loss and deduction among Limited Partners so that, to the extent possible, the net amount of such allocations of other items and the regulatory allocations to each Limited Partner shall be equal to the net amount that would have been allocated to each such Limited Partner if the Regulatory Allocations had not occurred.

4.4   Contributed Property. Notwithstanding any other provision of this Partnership Agreement, Limited Partners shall cause depreciation and/or cost recovery deductions and gain or loss attributable to property contributed by a Limited Partner or revalued by the Partnership to be allocated among Limited Partners for income tax purposes in accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder.

4.5   Recapture Income. The portion of each Partner's distributive share of Partnership Net Income that is characterized as ordinary income pursuant to Section 1245 or 1250 of the Code shall be proportionate to the amount of Net Income or Net Loss which includes the corresponding depreciation deductions that were allocated to such Partner as compared with the amount of depreciation deductions allocated to all Partners.

4.6   Allocation Among Units. Except as otherwise provided in this Partnership Agreement, all Distributions and allocations made to the Units shall be in the ratio of the number of Units held by each such Partner on the date of such allocation (which allocation date shall be deemed to be the last day of each month) to the total outstanding Units as of such date and, except as otherwise provided in this Partnership Agreement, without regard to the number of days during such month that the Units were held by each Partner. Partners who purchase Units at different times during the Partnership tax year shall be allocated Net Income and Net Loss using the monthly convention set forth in Section 4.7.

4.7   Allocation of Partnership Items. Except as otherwise provided herein, whenever a proportionate part of Net Income or Net Loss is allocated to a Limited Partner, every item of income, gain, loss or deduction entering into the computation of such Net Income or Net Loss, and every item of credit or tax

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preference related to such allocation and applicable to the period during which such Net Income or Net Loss was realized, shall be allocated to the applicable party in the same proportion. The Net Income and Net Loss shall be apportioned to each Partner, based upon the number of months of its ownership during the year, without regard to the results of the Partnership's operations during the period before or after, as may be applicable, a Partner purchases Units.

4.8   Assignment.

4.8.1   Assignment of a Unit. The Net Income and Net Loss shall be apportioned between a Limited Partner and his assignee based upon the number of months of their respective ownership during the year in which the assignment occurs, without regard to the results of the Partnership's operations during the period before or after such assignment. Distributions shall be made to the holder of record of the Units as of the date of the Distribution. An assignee who receives Units during the first 15 days of a month will receive any allocations relative to such month. An assignee who acquires Units on or after the sixteenth day of a month will be treated as acquiring his Units on the first day of the following month.

4.8.2   Assignment of the General Partner's Interest. The allocations of Net Income or Net Loss shall be as agreed between the General Partner and its assignee. In the absence of an agreement, the Net Income, Net Loss and Distributions shall be allocated in a manner similar to that provided in Section 4.8.1.

4.9   Power of the General Partner to Vary Allocations. It is the intent of the Limited Partners that each Limited Partner's share of Net Income and Net Loss be determined and allocated in accordance with Section 704(b) and Section 514(c)(9) of the Code, and the provisions of this Partnership Agreement shall be so interpreted. Therefore, if the Partnership is advised by the Partnership's legal counsel that the allocations provided in this Section 4 are unlikely to be respected for federal income tax purposes, the General Partner is hereby granted the power to amend the allocation provisions of this Partnership Agreement to the minimum extent necessary to comply with Section 704(b) and Section 514(c)(9) of the Code and effect the plan of allocations and distributions provided for in this Partnership Agreement.

4.10   Consent of Limited Partners. The allocation methods of Net Income and Net Loss are hereby expressly consented to by each Limited Partner as a condition of becoming a Limited Partner.

4.11   Withholding Obligations

4.11.1   If the Partnership is required (as determined in good faith by the General Partner) to make a payment ("Tax Payment") with respect to any Limited Partner to discharge any legal obligation of the Partnership, or the General Partner to make payments to any governmental authority with respect to any federal, foreign, state or local tax liability of such Limited Partner, arising as a result of such Limited Partner's Interest in the Partnership, then, notwithstanding any other provision of this Partnership Agreement to the contrary, the amount of any such Tax Payment shall be deemed to be a loan by the Partnership to such Limited Partner, which loan shall bear interest at the rate of 9% and be payable upon demand or by offset to any Distribution which otherwise would be made to such Limited Partner.

4.11.2   If and to the extent the Partnership is required to make any Tax Payment with respect to any Limited Partner, the Partnership may elect to make payment on any Loan described in Section 4.11.1 by offset to a Distribution to a Limited Partner by either (a) such Limited Partner's proportionate share of such Distribution shall be reduced by the amount of such Tax Payment, or (b) such Limited Partner shall pay to the Partnership prior to such Distribution an amount of cash equal to such Tax Payment. In the event a portion of a Distribution in kind is retained by the Partnership pursuant to clause (a) above, such retained property may, in the discretion of the General Partner, either (i) be distributed to the other Limited Partners, or (ii) be sold by the Partnership to generate the cash necessary to satisfy such Tax Payment. If the property is sold, then for purposes of income tax allocations only under the Partnership Agreement, any gain or loss from such sale or exchange shall be allocated to the Limited Partner to whom the Tax Payment relates. If the Partnership Asset is sold at a gain and the Partnership is required to make any Tax Payment on such gain, the Limited Partner to whom the gain is allocated shall pay the Partnership prior to the due date of Tax Payment an amount of cash equal to such Tax Payment.

4.11.3   The General Partner shall be entitled to hold back any Distribution to any Limited Partner to the extent the General Partner believes in good faith that a Tax Payment will be required with respect to such Limited Partner in the future and the General Partner believes that there will not be sufficient subsequent Distributions to make such Tax Payment.

5.   Distributions.

5.1   The General Partner foresees that with the funds of the Limited Partnership a return on investment in the Intellectual Property projects (films) that we currently have and will develop in the future should take around 24 months (2 years). Investors need to understand this timeline and an investment horizon of at least 5 years is given as guidance. The BOXO Fund LP will be a closed fund up to $5 Million, with investors being able to invest in the given RegCF investment period. We do not want to dilute the returns of initial investors into this fund, hence closing the fund.

Investors will be paid out after two years without penalties, if this is requested in writing (email, etc.). We do advise investors to stay at least 5 years and let the funds compound, preferably for investors and the fund. We would calculate interest on a yearly basis and pay out when people exit the fund.

The BOXO Fund LP should be able to make 12% ROI gross per annum, from the intellectual property projects. As shown in the Use of Proceeds, fees will be taken from the funds raised. The General Partner has agreed to take a loan for 6% of the funds raised from Livento Group, Inc. to cover the initial fundraising costs so that the investors don't pay this and lose return on investment. This loan amount can be increased at the General Partner's own discretion, if necessary. The loan should be paid back over a period of three years, with instalments of 2% annually. After a period of 4 years the fund should return 10% to the investor per annum, instead of 8%, due to the reduction in costs of the fund.

The Company may make distribution of profits to the holders of the Securities or "Limited Partners" after two (2) years. The Company's management entity determines when and how distributions are made. Distributions are calculated by after paying all costs, as shown in the table of Use of Proceeds, which includes the fees to ChainRaise, the fees to the General Partner (BOXO Productions, Inc.) of the Company and the other estimated costs, we then invest the remaining proceeds into our existing and future movies and TV series projects. We can and most likely will start investing the proceeds once we reach our minimum offering amount, so we don't have to wait to reach the maximum offering. The distributions will be calculated based on a gross 12% ROI per annum. We lend the money to BOXO Productions, Inc. at this rate and 2% will be distributed to costs, annually. A management fee of 0.7% to BOXO Productions, Inc. and 1.3% estimated costs (Legal, Audit, etc.). Distributions are required to be made. Distributions are calculated annually and can be paid out annually after the initial 2 years, if requested by the investor in writing. Automatically the Limited Partnership will re-invest the money into new projects and the funds will compound annually. The Limited Partners are not entitled to a preferred return.

Find below; Table and graphs in regards to the costs, revenues and value of the fund if the minimum amount is raised and the maximum.

The Fees:	Y1	Y2	Y3	Y4	Y5
ChainRaise	4%				
Marketing	4%	0%	0%		
GP-LP admin. (Recurring)	2%	2%	2%	2%	2%
Total costs	10%	2%	2%	2%	2%

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Loan from Livento	6%	-2%	-2%	-2%	0%
ROI - Fund	12%	12%	12%	12%	12%
Total Revenue	18%	10%	10%	10%	12%
ROI - Net	8%	8%	8%	8%	10%





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Below is a hypothetical ROI table and graph that shows the investment, compounded over 12 years, of an investor that invested the minimum of $1,000.

Period (Years)	Interest	Principal	Balance
1	$ 80.00	$ 1,000.00	$ 1,080.00
2	$ 86.40	$ 1,080.00	$ 1,166.40
3	$ 93.31	$ 1,166.40	$ 1,259.71
4	$ 100.78	$ 1,259.71	$ 1,360.49
5	$ 136.05	$ 1,360.49	$ 1,496.54
6	$ 149.65	$ 1,496.54	$ 1,646.19
7	$ 164.62	$ 1,646.19	$ 1,810.81
8	$ 181.08	$ 1,810.81	$ 1,991.89
9	$ 199.19	$ 1,991.89	$ 2,191.08
10	$ 219.11	$ 2,191.08	$ 2,410.19
11	$ 241.02	$ 2,410.19	$ 2,651.21
12	$ 265.12	$ 2,651.21	$ 2,916.33



We do not intend to deviate from the distributions and business plan above, as shown in the graphs and tables. However, they are for clarification purposes only and the reality of business can make a shift in the shown above.

5.2   Distributions shall be paid to each Limited Partner according to the number of Units that he/she/it owns of the total number of Units outstanding.

5.3   Distributions may be reduced or deferred to the extent necessary so that Partnership funds may be used for the following purposes:

- Repayment of Partnership debt if any;

- Direct operating and general and administrative costs of the Partnership;

- Indemnification of the General Partner by the Partnership for losses or liabilities incurred in connection with the Partnership activities.

6.   Compensation to the General Partner, the Manager, and their Affiliates.

6.1   The General Partner's Compensation. In consideration of becoming the General Partner, and undertaking other obligations as herein set forth, including serving as an operator for the Fund, the General Partner shall receive an annual fee (the "Annual Fee") of two percent (2%) of the total value of the assets in the Fund, which shall be paid on an annual basis to the General Partner.

6.1.1   Reimbursement for Organizational Costs. The General Partner shall be entitled to reimbursement for any costs or expenses it incurred in organizing the Partnership.

6.2   Partnership Expenses. The Partnership shall pay all of its own costs and expenses for administration and operations, including but not limited to: (a) all costs of personnel employed by the Partnership and directly involved in the Partnership's business; (b) all costs related to the identification, acquisition, administration, collection, and Liquidation of the Partnership Assets; (c) all compensation due to the General Partner; (d) all costs of borrowed money, taxes and assessments on the Partnership Assets and other taxes applicable to the Partnership; (e) legal, accounting, audit, brokerage and other fees; (f) fees and expenses paid to independent contractors, mortgage bankers, real estate brokers and other agents; (g) expenses incurred in connection with the alteration, maintenance, repair, remodeling, refurbishment, leasing and operation of any Partnership Assets; (h) all expenses incurred in connection with the maintenance of Partnership books and records, the preparation and dissemination of reports, tax returns or other information to Limited Partners and the making of Distributions to Partners; (i) expenses incurred in preparation and filing reports or other information with appropriate regulatory agencies; (j) expenses of insurance as required in connection with the business of the Partnership, other than any insurance insuring the General Partner against losses for which it is not entitled to be indemnified under Section 7.8; (k) costs incurred in connection with any litigation in which the Partnership may become involved, or any examination, investigation or other proceedings conducted by any regulatory agency, including legal and accounting fees; (l) the actual costs of goods and materials used by or for the Partnership; (m) the costs of services that could be performed directly for the Partnership by independent parties such as legal, accounting, secretarial or clerical, reporting, transfer agent, data processing and duplicating services but which are in fact performed by the General Partner or its Affiliates, but not in excess of the lesser of: (i) the actual costs to the General Partner, the Manager, or their Affiliates of providing such services; or (ii) the amounts which the Partnership would otherwise be required to pay to independent parties for comparable services in the same geographic locale; (n) expenses of Partnership administration, accounting, documentation and reporting, (o) expenses of revising, amending, modifying or terminating this Partnership Agreement; (p) all travel expenses incurred in connection with the Partnership's business, including travel to and from the Partnership Assets; (q) the Partnership's overhead expenses, including, but not limited to, rent, depreciation, utilities, capital equipment and other administrative items; and (r) all other costs and expenses incurred in connection with the business of the Partnership.

7.   Authority and Responsibilities of the General Partner.

7.1   Management. The business and affairs of the Partnership shall be managed solely by the General Partner. Except as otherwise set forth in this Partnership Agreement, the General Partner shall have full and complete authority, power and discretion to manage and control the business and affairs of the Partnership and all property and assets of the Partnership, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Partnership and the Partnership's business. The Partners shall have no voting rights with respect to the Partnership, except with respect to certain matters specified herein.

7.2   Number, Tenure and Qualifications. The Partnership shall have one General Partner, which shall be Boxo Productions, Inc. The General Partner shall hold office until it withdraws or resigns pursuant to the terms and conditions of this Partnership Agreement.

7.3   General Partner Authority. The General Partner shall have all authority, rights and powers conferred by law (subject only to Section 7.4) and those required or appropriate to the management of the Partnership's business, which, by way of illustration, but not by way of limitation, shall include the right, authority and power to cause the Partnership to:

7.3.1   Borrow money, and, if security is required therefor, to pledge or mortgage or subject the Partnership Assets to any security device, to obtain replacements of any mortgage or other security device and to prepay, in whole or in part, refinance, increase, modify, consolidate or extend any mortgage or other security device. All of the foregoing shall be on such terms and in such amounts as the General Partner, in its sole and absolute discretion, deems to be in the best interest of the Partnership;

7.3.2   Expend Partnership funds and incur any obligations that the General Partner deems to be necessary and appropriate to further the purposes and business of the Partnership, which agreements may contain such terms, provisions, and conditions as are usual and customary within the intellectual property and movie production business;

7.3.3   Enter into such contracts and agreements as the General Partner determines to be reasonably necessary or appropriate in connection with the Partnership's business and purpose (including contracts with Affiliates of the General Partner), and any contract of insurance that the General Partner deems necessary or appropriate for the protection of the Partnership and the General Partner, including errors and

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omissions insurance, fire and casualty insurance, and public liability insurance for the conservation of Partnership assets, or for any purpose convenient or beneficial to the Partnership;

7.3.4   Employ persons, who may be Affiliates of the General Partner, or enter into agreements to hire services of any kind or nature in the operation and management of the business of the Partnership;

7.3.5   Prepare or cause to be prepared reports, statements and other relevant information for Distribution to Partners;

7.3.6   Open accounts, make deposits and maintain funds in the name of the Partnership in banks, savings and loan associations, "money market" mutual funds and other instruments as the General Partner may deem, in its discretion, to be necessary or desirable;

7.3.7   Cause the Partnership to make or revoke any of the elections referred to in the Code (the General Partner shall have no obligation to make any such elections);

7.3.8   Select as its accounting year a calendar or fiscal year as may be approved by the Internal Revenue Service (the Partnership initially intends to adopt the calendar year);

7.3.9   Determine the appropriate accounting method or methods to be used by the Partnership;

7.3.10   In addition to any amendments otherwise authorized herein, amend this Partnership Agreement without any action on the part of Partners by special or general power of attorney or otherwise:

(a)   To add to the representations, duties, services or obligations of the General Partner or its Affiliates, for the benefit of Partners;

(b)   To cure any ambiguity or mistake, to correct or supplement any provision herein that may be inconsistent with any other provision herein, or to make any other provision with respect to matters or questions arising under this Partnership Agreement that will not be inconsistent with the provisions of this Partnership Agreement;

(c)   To delete or add any provision of this Partnership Agreement required to be so deleted or added for the benefit of Limited Partners by the staff of the U. S. Securities and Exchange Commission or by a state securities official;

(d)   To amend this Partnership Agreement to reflect the addition or substitution of Limited Partners or the reduction of the Capital Accounts upon the return of capital to Limited Partners;

(e)   To minimize the adverse impact of, or comply with, any final regulation of the United States Department of Labor, or other federal agency having jurisdiction, defining "plan assets" for ERISA purposes;

(f)   To reconstitute the Partnership under the laws of another state if beneficial for tax purposes;

(g)   As required by a lender who has made a loan to the Partnership secured by the Partnership Assets or as required by a lender in connection with a financing or refinancing that is authorized by the Partnership;

(h)   To modify the allocation provisions of this Partnership Agreement to comply with Section 704(b) and Section 514(c)(9) of the Code;

(i)   To change the name and/or principal place of business of the Partnership;

(j)   To decrease the rights and powers of the General Partner (so long as such decrease does not impair the ability of the General Partner to manage the Partnership and conduct its business affairs); and

(k)   To execute, acknowledge and deliver any and all instruments to effectuate the foregoing, including the execution, acknowledgement and delivery of any such instrument by the attorney-in-fact for the General Partner under a special or limited power of attorney, and to take all such actions in connection therewith as the General Partner shall deem necessary or appropriate with the signature of the General Partner acting alone.

7.3.11   Require in any Partnership contract that the General Partner shall not have any personal liability, but that the Person or Entity contracting with the Partnership is to look solely to the Partnership and its assets for satisfaction;

7.3.12   Lease personal property for use by the Partnership;

7.3.13   Establish reserves from income in such amounts as the General Partner may deem appropriate;

7.3.14   Temporarily invest the proceeds from sale of Units in short-term, highly-liquid investments;

7.3.15   Represent the Partnership and its Limited Partners as "tax matters partner" within the meaning of the Code in discussions with the Internal Revenue Service regarding the tax treatment of items of Partnership income, loss, deduction or credit, or any other matter reflected in the Partnership's returns and, if deemed in the best interest of Limited Partners, to agree to final Partnership administrative adjustments or file a petition for a readjustment of the Partnership items in question with the applicable court;

7.3.16   Redeem or repurchase Units; or redeem, prepay, or pay interest on notes on behalf of the Partnership;

7.3.18   Initiate, settle and defend legal actions on behalf of the Partnership;

7.3.19   Admit itself as a Limited Partner;

7.3.20   Enter into any transaction with any partnership or venture;

7.3.21   Place all or a portion of the Partnership Assets in a single purpose or bankruptcy remote entity, or otherwise structure or restructure the Partnership to accommodate any financing for the Partnership Assets;

7.3.22   Perform any and all other acts which the General Partner is obligated to perform hereunder;

7.3.23   Subcontract with Affiliates and third parties, in the General Partner's sole discretion, to perform some or all management functions set forth herein; and

7.3.24   Execute, acknowledge and deliver any and all instruments to effectuate the foregoing and take all such actions in connection therewith as the General Partner may deem necessary or appropriate in furtherance of the Partnership business or to protect Partnership property or assets. Any and all documents or instruments may be executed on behalf and in the name of the Partnership by the General Partner.

7.4   Restrictions on the General Partner's Authority. Neither the General Partner, the Manager, nor any of their Affiliates shall have authority to:

7.4.1   Sell, assign or transfer its Interest in the Partnership (except in case of collateral arrangement) or otherwise withdraw as General Partner without written notice to the Partners or enter into contracts with the Partnership that would bind the Partnership after the expulsion, Event of Insolvency, or other cessation of existence of the General Partner, or to continue the business of the Partnership after the occurrence of such event;

7.4.2   Use or permit any other Person to use Partnership funds, name, credit or assets in any manner except for the exclusive benefit of the Partnership;

7.4.3   Enter into any agreements or obligate the Partnership with respect to any matter outside the scope of the Partnership's business or alter the primary purpose of the Partnership;

7.4.4   Receive from the Partnership a rebate or give-up or participate in any reciprocal business arrangements which would enable said parties to do so (excluding the fees and other items set forth in this Partnership Agreement or any other agreement related to the purchase, operation or disposition of Partnership Assets);

7.4.5   Admit another Person or entity as the General Partner, except as provided in this Partnership Agreement;

7.4.6   Commingle the Partnership's funds with those of any other Person or entity, except for (i) the temporary deposit of funds in a bank checking account for the sole purpose of making Distributions immediately thereafter to Limited Partners and distributions to the General Partner or (ii) funds attributable to the Partnership Assets and held for use in the management of the operations of the Partnership Assets;

7.4.7   Directly or indirectly pay or award any finder's fees, commissions or other compensation to any Person engaged by a potential investor for investment advice as an inducement to such advisor to advise the purchaser regarding the purchase of Units;

7.5   Responsibilities of the General Partner.

The General Partner shall:

7.5.1   Have a fiduciary responsibility for the safe-keeping and use of all the funds and assets of the Partnership;

7.5.2   Devote such of its time and efforts to the business of the Partnership as the General Partner shall, in its discretion exercised in good faith, determine to be necessary to conduct the business of the Partnership;

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7.5.3   File and publish all certificates, statements or other instruments required by law for formation, qualification and operation of the Partnership and for the conduct of its business in all appropriate jurisdictions;

7.5.4   At all times use its best efforts to meet applicable requirements for the Partnership to be taxed as a partnership and not as an association taxable as a corporation; and

7.5.5   Amend this Partnership Agreement to reflect the admission or removal of Limited Partners not later than 90 days after the date of admission, substitution or removal.

7.6   Administration of the Partnership. So long as the provisions of this Partnership Agreement for compensation and reimbursement of expenses of the General Partner are observed, the General Partner shall have the responsibility of providing continuing administrative and executive support, advice, consultation, analysis and supervision with respect to the functions of the Partnership, including, without limitation, decisions regarding the identification, acquisition, administration, collection, Liquidation, sale or refinancing or other disposition of Partnership Assets, and assuring the Partnership's compliance with federal, state and local regulatory requirements and procedures. In this regard, the General Partner may retain the services of such Affiliates or unaffiliated parties as the General Partner may deem necessary and appropriate to provide management and financial consultation and advice, and may enter into agreements for the management and operation of Partnership Assets.

7.7   Tax Matters Partner. The Limited Partners hereby appoint the General Partner to act as the Partnership's "tax matters partner" as such term is defined in Section 6231 of the Code.

7.8   Indemnification of the General Partner.

7.8.1   In the absence of Material Misconduct, an Indemnified Person: (i) will not be liable for any act or omission concerning the Partnership; and (ii) will be indemnified by the Partnership from and against any loss, expense, damage or injury suffered or sustained by such Indemnified Person by reason of any actual or threatened claim, demand, action, suit or proceeding in which such Indemnified Person may be involved by reason of its actual or alleged management of, or involvement in, the affairs of the Partnership (including, without limitation, an Indemnified Person's involvement as an officer, director, or consultant or contractor to the Partnership). As used herein: (i) "Material Misconduct" means bad faith, gross negligence, a willful and material breach of the Partnership Agreement, fraud, breach of a fiduciary duty arising under the Partnership Agreement, or commission of a felony by an Indemnified Person in the performance of their business duties to the Partnership within the reasonable scope of such duties (except in the case of a felony where the

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Indemnified Person reasonably believed that no such felony would occur in consequence of such Indemnified Person's action or inaction, as the case may be); and (ii) "Indemnified Person" means the General Partner, the Manager and their respective Affiliates as well as any agent of the Partnership, to the extent determined by the Manager in its sole and absolute discretion.

7.8.2   No Indemnified Person shall be liable for, and shall be indemnified and held harmless (to the full extent of the Partnership's assets and to the maximum extent permitted by applicable law) from, any loss or damage incurred by them, in connection with (i) any guarantees of Loans made by an Indemnified Person, (ii) any indemnifications of lenders given by any Indemnified Person under any Loans; (iii) any non-recourse carve-outs under any Loans, including, but not limited to, costs and reasonable attorneys' fees and any amounts expended in the settlement of any claims of loss or damage; and (iv) any taxing authorities' disallowance or adjustment to any deductions or credits in the Partnership's income tax returns.

7.8.3   Notwithstanding Sections 7.8.1 and 7.8.2, the Partnership shall not indemnify the General Partner, the Manager, or its members, managers, Affiliates, officers, directors, partners, employees, agents and assigns, for liability imposed or expenses incurred in connection with any claim arising out of a violation of the Securities Act of 1933, as amended, or any other federal or state securities law, with respect to the offer and sale of the Units. Indemnification will be allowed for settlements and related expenses in lawsuits alleging securities law violations, and for expenses incurred in successfully defending such lawsuits, provided that (i) the party seeking indemnification is successful in defending the action; (ii) the indemnification is specifically approved by the court of law which shall have been advised as to the current position of the Securities and Exchange Commission (as to any claim involving allegations that the Securities Act of 1933, as amended, was violated) or the applicable state authority (as to any claim involving allegations that the applicable state's securities laws were violated); or (iii) in the opinion of counsel for the Partnership, the right to indemnification has been settled by controlling precedent.

7.8.4   The provisions of this Section 7.8 shall be in addition to, and not in lieu of, or limit, the provisions authorizing the limitation of liability and indemnification of any Indemnified Person under the Act.

7.9   No Personal Liability for Return of Capital. Other than as described in Section 13.6 below, the General Partner shall not be personally liable or responsible for the return or repayment of all or any portion of the Capital Contribution of any Limited Partner or any Loan made by any Limited Partner to the Partnership, it being expressly understood that any such return of capital or repayment of any Loan shall be made solely from the assets (which shall not include any right of contribution from any Limited Partner) of the Partnership.

7.10   Authority as to Third Persons.

7.10.1   No third party dealing with the Partnership shall be required to investigate the authority of the General Partner or secure the approval or confirmation by any Limited Partner of any act of the General Partner in connection with the Partnership business. No purchaser of any property or Interest owned by the Partnership nor any lender shall be required to determine the right to sell or the authority of the General Partner to sign and deliver any instrument of transfer or any other instrument on behalf of the Partnership, or to see to the application or Distribution of revenues or proceeds paid or credited in connection therewith.

7.10.2   The General Partner shall have full authority to execute on behalf of the Partnership any and all agreements, contracts, conveyances, deeds, mortgages and other instruments, and the execution thereof by one or more officers of the General Partner, executing on behalf of the Partnership shall be the only execution necessary to bind the Partnership thereto. No signature of any Limited Partner shall be required.

8.   Rights, Restrictions of the Limited Partners.

8.1   Limited Partners Are Not Agents.   The management of the Partnership is vested exclusively in the General Partner. No Limited Partner, acting solely in such capacity, is an agent of the Partnership nor can any such Partner in such capacity bind or execute any instrument on behalf of the Partnership. Limited Partners are expressly prohibited from acting in any manner as agents of the Partnership and any such Partner who violates the provisions of this Section 8.1 shall be liable to the other Limited Partners, and the General Partner for any damages, costs, or expenses which may result from such violation.

8.2   Meetings of Partners.   The General Partner may at any time call for a meeting of the Partners. In addition, the General Partner shall call for such a meeting following receipt of a written request therefor of Limited Partners holding more than 25% of the Units. Within 20 days after receipt of such request, the General Partner shall notify all Partners of record on the record date of the Partnership meeting. The General Partner shall give notice of all such meetings by sending Partners written notice by certified U.S. Mail, with return receipt, by Federal Express or other guaranteed overnight delivery service.

8.3   Rights of Limited Partners.   No Limited Partner shall have the right or power to: (i) withdraw or reduce his contribution to the capital of the Partnership, except as a result of the dissolution and termination of the Partnership or as otherwise provided in this Partnership Agreement or by law; (ii) bring an action for partition against the Partnership; or (iii) demand or receive property other than cash in return for his

Boxo Productions, Inc.
17 State Street, Suite 4000
New York, NY 10004, USA

Capital Contribution. Except as otherwise provided in this Partnership Agreement, no Limited Partner shall have priority over any other Limited Partner either as to the return of Capital Contributions or as to allocations of the Net Income, Net Loss or Distributions of the Partnership. Other than upon the termination and dissolution of the Partnership as provided by this Partnership Agreement or as otherwise expressly provided herein, there has been no time agreed upon when the contribution of each Limited Partner (other than the Initial Limited Partner) is to be returned. Furthermore, no Limited Partner shall do any act or deed with the intention of harming the business operations of the Partnership or do any act contrary to this Partnership Agreement.

8.4   Return of Capital of Limited Partners. In accordance with the Act, a Limited Partner may, under certain circumstances, be required to return to the Partnership, for the benefit of the Partnership's creditors, amounts previously distributed to the Limited Partner. If any court of competent jurisdiction holds that any Limited Partner is obligated to make any such payment, such obligation shall be the obligation of such Limited Partner and not of the Partnership, the General Partner, the Manager, or any other Limited Partner. Except as otherwise restricted, a Limited Partner may withdraw an amount up to the balance of his Capital Account at any time twenty-four (24) months after the closing of his/her/its subscription. The General Partner may temporarily suspend withdrawals in the best interest of the Fund upon notice to the Limited Partners.

9.   Resignation of the General Partner.

9.1   Resignation or Withdrawal of the General Partner. The General Partner may voluntarily withdraw from the Partnership after written notice to all of the Partners.

9.2   Payment of all General Partner's Fees Upon Resignation. Upon the resignation of the General Partner pursuant to Section 9.1 or removal of the General Partner pursuant to Section 9.2, the General Partner shall be paid by the Partnership all fees that have been earned and all other compensation remaining due and payable under this Partnership Agreement through the date of removal or resignation. The Partnership shall terminate upon the withdrawal of the General Partner.

10.   Permitted Assignments. A Limited Partner may only sell, assign, hypothecate, encumber or otherwise transfer a portion or all of his or her Interest in the Partnership with the consent of the General Partner, which may be withheld in its sole and absolute discretion, and after all requirements imposed by the General Partner are satisfied including, without limitation, the following:

10.1.1 The General Partner consents in writing to the transfer, and such consent may be withheld in the General Partner's absolute and sole discretion;

www.boxoproductions.com   contact@ boxoproductions.com   +1(929)379-3564

10.1.2   The transferee possesses the financial qualifications required of all persons who become Limited Partners;

10.1.3   The transferee has the capacity to contract for himself under applicable law or the transfer is made to a custodian or a trustee for a minor or other Person who lacks such contractual capacity;

10.1.4   The General Partner, with advice of counsel, determines that such transfer will not jeopardize the applicability of the exemptions from the registration requirements under the Securities Act of 1933, as amended, and registration or qualification under state securities laws relied upon by the Partnership and the General Partner in offering and selling the Units or otherwise violate any federal or state securities laws;

10.1.5   The General Partner, with advice of counsel, determines that, despite such transfer, Units will not be deemed traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof) under the provisions applicable to publicly traded partnership status or will not cause the Partnership to lose any applicable exemption(s) it may be operating under pursuant to the Investment Company Act of 1940, as amended;

10.1.6   The General Partner, with advice of counsel, determines that such transfer will not cause the sum of percentage Interests in the capital or profits represented by Partnership Interests that are transferred during any taxable year to exceed the limitation under the safe harbor, preventing the Partnership from being classified as a publicly traded partnership, which applies if the sum of the percentage Interests in the Partnership capital or profits that are sold or otherwise disposed of during the taxable year does not exceed two percent (2%) of the total Interests in Partnership capital or profits;

10.1.7   The transfer is by a written instrument of assignment, the terms of which are not in contravention of any of the provisions of this Partnership Agreement, and which has been duly executed by the assignor of such Units and accepted by the General Partner in writing. Upon such acceptance by the General Partner, such an assignee shall take subject to all terms of this Partnership Agreement;

10.1.8   A transfer fee shall be paid by the transferring Limited Partner in such amount as may be required by the General Partner to cover all reasonable expenses, including attorneys' fees, connected with such assignment;

10.1.9   The transfer would not cause a default or otherwise accelerate any payment date on any Loan obtained by the Partnership; and

10.1.10   The minimum Interest that may be transferred is the lesser of one Unit or the Limited Partner's entire Interest in the Partnership.

11.   <u>Books, Records, Accounting and Reports</u>.

11.1   <u>Records, Audits and Reports</u>.   The Partnership shall maintain at its principal office the Partnership's records and accounts of all operations and expenditures of the Partnership, including the following:

11.1.1   A current list in alphabetical order of the full name and last known business or resident address of each Partner, the Manager, and the General Partner, together with the Capital Contribution and the share in profits and losses of each said party;

11.1.2   A copy of the Certificate and all amendments thereto, together with any powers of attorney pursuant to which the Certificate or any amendments thereto were executed;

11.1.3   Copies of the Partnership's Federal, state, and local income tax or information returns and reports, if any, for the seven most recent taxable years;

11.1.4   Copies of this Partnership Agreement and any amendments thereto together with any powers of attorney pursuant to which any written accounting or any amendments thereto were executed;

11.1.5   Copies of any financial statements of the Partnership, if any, for the seven most recent years; and

11.1.6   The Partnership's books and records as they relate to the internal affairs of the Partnership for at least the current and past four fiscal years.

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11.2   Delivery to Partners. Each Partner has the right, upon reasonable written request for purposes related to the Interest of that Person as a Partner, to receive from the Partnership within sixty (60) calendar days:

(a)   True and full information regarding the status of the business and financial condition of the Partnership;

(b)   Promptly after becoming available, a copy of the Partnership's federal, state and local income tax returns for each year;

(c)   A current list of the name and last known business, residence or mailing address of each Partner, the Manager and the General Partner;

(d)   A copy of this Partnership Agreement and the Certificate and all amendments thereto, together with executed copies of any written powers of attorney pursuant to which this Partnership Agreement and any Certificate and all amendments thereto have been executed;

(e)   True and full information regarding the amount of cash contributed by each Partner and the date on which each became a Partner; and

(f)   Any information required to be made available to a Partner pursuant to the Act or any other applicable law.

11.3   Financial Reports. The Company filing Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.boxoproductions.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company. The General Partner may, in is sole discretion, determine at any time that it is necessary to audit some or all of said financial statements, and, in such a case, shall provide any said audited statements to the Partners in lieu of unaudited statements, even if not required at the time by the above requirements.

11.4   Tax Information. The General Partner shall cause the Partnership, at the Partnership's expense, to prepare and timely file income tax returns for the Partnership with the appropriate authorities, and shall cause all Partnership information necessary in the preparation of the Limited Partners' individual income tax returns to be distributed to the Limited Partners by approximately March 15 but in no event later than 120 days after the end of the Partnership's fiscal year.

12.   Termination and Dissolution of the Partnership.

12.1   Termination of the Partnership. The Partnership shall terminate, be dissolved and its assets shall be disposed of, and its affairs wound up upon the earliest to occur of the following:

12.1.1   Upon the happening of any event of dissolution specified in the Act or other applicable law;

12.1.2   Upon the earlier of withdrawal of the General Partner or a decision by the General Partner to terminate the Partnership upon at least 90 days' notice to the Partners.

12.1.3   The sale of all of the Partnership Assets;

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12.1.4   The occurrence of a Dissolution Event with respect to the General Partner which is not cured by the selection of a successor General Partner, unless the business of the Partnership is continued by the consent of the remaining Limited Partners within 90 days following the occurrence of the uncured Dissolution Event and there is at least one remaining Limited Partner; or

12.2   Certificate of Cancellation.   As soon as possible following the occurrence of any of the events specified in Section 12.1, the General Partner who has not wrongfully dissolved the Partnership or, in the case there is no such General Partner, Limited Partners, shall execute a certificate of cancellation in such form as shall be required by the Act.

12.3   Liquidation of Assets. Upon a dissolution and termination of the Partnership, the General Partner (or in case there is no General Partner, Limited Partners or persons designated by a Majority Vote of the Partners) shall take full account of the Partnership assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining the fair market value thereof, and shall apply and distribute the proceeds therefrom in the following order:

12.3.1   To the payment of creditors of the Partnership, including Limited Partners who are creditors to the extent permitted by law, but excluding secured creditors whose obligations will be assumed or otherwise transferred on the Liquidation of specific Partnership assets;

12.3.2   To the setting up of any reserves as required by law for any contingent liabilities or obligations of the Partnership; provided, however, that said reserves shall be deposited with a bank or trust company in escrow with interest for the purpose of disbursing such reserves for the payment of any of the aforementioned contingencies and, at the expiration of a reasonable period, for the purpose of distributing the balance remaining in accordance with remaining provisions of this Section 13.3; and

12.3.3   The balance shall be allocated 75% to the Limited Partners, distributed in accordance with their Unit ownership, and 25% to the General Partner.

12.4   Distributions Upon Dissolution. Each Limited Partner shall look solely to the assets of the Partnership for all Distributions and its Capital Contributions, and shall have no recourse therefor (upon dissolution or otherwise) against the General Partner, the Manager, or any Limited Partner.

12.5   Liquidation of a Partner's Interest. If there is a Liquidation of a Partner's Interest in the Partnership, any liquidating Distribution pursuant to such Liquidation shall be made only to the extent of the positive Capital Account balance, if any, of such Partner for the taxable year during which such Liquidation occurs after proper adjustments for allocations and Distributions for such taxable year up to the time of Liquidation. Such Distributions shall be made by the end of the taxable year of the Partnership during which such Liquidation occurs, or if later, within 90 days after such Liquidation.

12.6   No Obligation of a Partner to Return Distributions. Except as required by any applicable law, in the event any Partner has a deficit balance in its Capital Account, after giving effect to all Capital Contributions, Distributions and allocations for all taxable years, including the year during which such Liquidation occurs, such Partner shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed by such Partner to the Partnership or to any other Person for any purpose whatsoever.

13.   Special and Limited Power of Attorney.

13.1   Power of Attorney. The General Partner shall at all times during the term of the Partnership have a special and limited power of attorney as the attorney-in-fact for each Limited Partner, with power and authority to act in the name and on behalf of each such Limited Partner to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Partnership Agreement and which may include, by way of illustration but not by limitation, the following:

13.1.1   This Partnership Agreement, as well as any amendments to the foregoing which, under the laws of the State of Delaware or the laws of any other state, are required to be filed or which the General Partner shall deem it advisable to file;

13.1.2   Any other instrument or document that may be required to be filed by the Partnership under the laws of any state or by any governmental agency or which the General Partner shall deem it advisable to file;

13.1.3   Any instrument or document that may be required to effect the continuation of the Partnership, the admission of Substituted Limited Partners, or the dissolution and termination of the Partnership (provided such continuation, admission or dissolution and termination are in accordance with the terms of this Partnership Agreement);

13.1.4   Any contract for the acquisition or sale of any Partnership Assets, and any deed, deed of trust, mortgage, or other instrument of conveyance or encumbrance, with respect to the Partnership Assets; and

13.1.5   Any and all other instruments as the General Partner may deem necessary or desirable to effect the purposes of this Partnership Agreement and carry out fully its provisions.

13.2   Provision of Power of Attorney.   The special and limited power of attorney granted to the General Partner:

13.2.1   Is a special power of attorney coupled with an Interest, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Limited Partner, and is limited to those matters herein set forth;

13.2.2   May be exercised by the General Partner, by and through one or more of its officers or duly authorized agents, for each Limited Partner by the signature of the General Partner acting as attorney-in-fact for all Limited Partners, together with a list of all Limited Partners executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and

13.2.3   Shall survive an assignment by a Limited Partner of all or any portion of his Units except that, where the assignee of the Units owned by a Limited Partner has been approved by the General Partner for admission to the Partnership as a Substituted Limited Partner, the special power of attorney shall survive such assignment for the sole purpose of enabling the General Partner to execute, acknowledge and file any instrument or document necessary to effect such substitution.

13.3   Notice to Limited Partners.   The General Partner shall promptly furnish to a Limited Partner a copy of any amendment to the Partnership Agreement executed by the General Partner pursuant to a power of attorney from each Limited Partner; provided, however, that no such notice shall be made in the event of any amendment made pursuant to Section 16.1 or Section 17.3.11(b).

14.   Third Party Beneficiaries. The parties to this Partnership Agreement shall be entitled to all of the privileges, benefits and rights contained herein; no other party shall be a third party beneficiary or have any rights hereunder or be able to enforce any provision contained herein.

15.   Amendment of Partnership Agreement.

    15.1   Admission of Partners.   Amendments to this Partnership Agreement for the admission of any Limited Partner or Substitute Limited Partner shall not, if in accordance with the terms of this Partnership Agreement, require the consent of any Partner.

    15.2   Execution and Recording of Amendments.   Any amendment to this Partnership Agreement shall be executed by the General Partner, as the general partner of the Partnership, and by the General Partner, as attorney-in-fact for each Limited Partner, pursuant to the power of attorney contained in Section 14. After the execution of such amendment, the General Partner shall also prepare and record or file any certificate or other document which may be required to be recorded or filed with respect to such amendment, either under the Act or under the laws of any other jurisdiction in which the Partnership holds any Partnership Assets or otherwise does business.

16.   Miscellaneous.

    16.1   Counterparts.   This Partnership Agreement may be executed in several counterparts, and all so executed shall constitute one Partnership Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

    16.2   Successors and Assigns.   The terms and provisions of this Partnership Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the respective Limited Partners.

    16.3   Severability.   In the event any sentence or Section of this Partnership Agreement is declared by a court of competent jurisdiction to be void, such sentence or Section shall be deemed severed from the remainder of this Partnership Agreement and the balance of this Partnership Agreement shall remain in full force and effect.

16.4   Notices. All notices under this Partnership Agreement shall be in writing and shall be given to each Limited Partner by personal service or by mail, posted to the address maintained by the Partnership for such Person or at such other address as he may specify in writing.

16.5   General Partner's Address. The name and address of the General Partner for notice hereunder is as follows:

Boxo Productions, Inc.

17 State Street, Suite 4000, New York, NY, 10004, United States

+1(929)379-3564

contact@boxoproductions.com

www.boxoproductions.com

16.6   Governing Law.   This Partnership Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, where this Partnership Agreement is made and entered into, irrespective of its choice of law provisions.

16.7   Captions. Section titles or captions contained in this Partnership Agreement are inserted only as a matter of convenience and reference. Such titles and captions in no way define, limit, extend or describe the scope of this Partnership Agreement nor the intent of any provisions hereof.

16.8   Gender.   Whenever required by the context hereof, the singular shall include the plural, and vice versa, the masculine gender shall include the feminine and neuter genders, and vice versa.

16.9   Time. Time is of the essence with respect to this Partnership Agreement.

16.10   Additional Documents. Each Limited Partner, upon the request of the General Partner, shall perform any further acts and execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Partnership Agreement, including, but not limited to, providing acknowledgement before a Notary Public of any signature made by a Limited Partner.

16.11   Descriptions.   All descriptions referred to in this Partnership Agreement are expressly incorporated herein by reference as if set forth in full, whether or not attached hereto.

16.12   Binding Arbitration. Any controversy arising out of or related to this Partnership Agreement or the breach thereof or an investment in the Units shall be settled by arbitration in the State of Delaware, in accordance with the rules of The American Arbitration Association, and judgment entered upon the award rendered may be enforced by appropriate judicial action. The arbitration panel shall consist of one member, which shall be the mediator if mediation has occurred or shall be a Person agreed to by each party to the dispute within 30 days following notice by one party that he desires that a matter be arbitrated. If there was no mediation and the parties are unable within such 30 day period to agree upon an arbitrator, then the panel shall be one arbitrator selected by the Delaware office of The American Arbitration Association or, in the absence thereof, the office of The American Arbitration Association in the state of Delaware, which arbitrator shall be experienced in the area of limited partnerships and who shall be knowledgeable with respect to the subject matter area of the dispute. The losing party shall bear any fees and expenses of the arbitrator, other tribunal fees and expenses, reasonable attorney's fees of both parties, any costs of producing witnesses and any other reasonable costs or expenses incurred by him or the prevailing party or such costs shall be allocated by the arbitrator. The arbitration panel shall render a decision within 30 days following the close of presentation by the parties of their cases and any rebuttal. The parties shall agree within 30 days following selection of the arbitrator to any prehearing procedures or further procedures necessary for the arbitration to proceed, including interrogatories or other discovery; provided, in any event each such party shall be entitled to discovery.

16.13   Venue. Any action relating to or arising out of arbitration of this Partnership Agreement shall be brought only in a court of competent jurisdiction located within Delaware.

16.14   Partition. The Limited Partners agree that the assets of the Partnership are not and will not be suitable for partition. Accordingly, each Limited Partner hereby irrevocably waives any and all rights that he may have, or may obtain, to maintain any action for partition of any of the assets of the Partnership.

16.15   Integrated and Binding Partnership Agreement. This Partnership Agreement contains the entire understanding and agreement among Limited Partners with respect to the subject matter hereof, and there are no other agreements, understandings, representations or warranties among Limited Partners other than those set forth herein except the Subscription Agreement. This Partnership Agreement may be amended only as provided in this Partnership Agreement.

16.16   Relationship of this Partnership Agreement to the Act. Many of the terms of this Partnership Agreement are intended to alter or extend provisions of the Act as they may apply to the Partnership or its Limited Partners. Any failure of this Partnership Agreement to mention or specify the relationship of such terms to provisions of the Act that may affect the scope or application of such terms shall not be construed to mean that any of such terms are not intended to be an operating agreement provision authorized or permitted by the Act or which in whole or in part alters, extends or supplants provisions of the Act as may be allowed thereby. In all cases where not in contravention of the provisions of the Act, the provisions of this Partnership Agreement shall be deemed to control over any provision of the Act, and any interpretation of any provision or

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Boxo Productions, Inc.
17 State Street, Suite 4000
New York, NY 10004, USA

provisions of this Partnership Agreement shall be based upon the provisions set forth in this Partnership Agreement and not any provisions to the contrary set forth in the Act.

16.17 Legal Counsel. Each Limited Partner acknowledges and agrees that counsel representing the Partnership, the General Partner, the Manager and their Affiliates does not represent and shall not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Limited Partners in any respect, other than to the extent, if at all, that the General Partner, the Manager or their Affiliates are Limited Partners. In addition, each Limited Partner consents to the General Partner hiring counsel for the Partnership which may be counsel to one or more of the General Partner, the Manager, and their Affiliates.

IN WITNESS WHEREOF, the undersigned have set their hands to this Partnership Agreement as of the date first set forth in the preamble.

GENERAL PARTNER:

BOXO PRODUCTIONS, INC.,

a Delaware incorporated company

By: Its Managers

By: ______________________

Name: David Stybr

Title: Manager and Founder of Boxo Productions, Inc.

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Exhibit D   Video Transcription

BOXO CF Video Transcript

Hi, I'm Justin.

VP of Investor Relations, here at BOXO Productions.

At BOXO, we have a different approach to our work in the movie industry.

And in this short video,

we'll explain how you can be part of our success

and Hollywood's continued success

in entertaining America and entertaining the world.

We focus on movie packaging,

which is right at the front end of the movie development process.

Let's first look at "Savage Salvation".

The first movie that the BOXO team were involved in

that was published in December 2022.

(VIDEO CLIP PLAYS)

Have you ever wondered how a movie is created?

From concept to actually being produced, financed and distributed?

Have you ever considered investing in the sector and owning a slice of the action?

The team that came together in 2021

that now produces for BOXO, has produced hundreds of movies.

We fund the movie development packaging process, working together with producers,

acting agencies, directors, and production studios to bring new content to life.

What is the BOXO advantage?

The BOXO advantage is clear, an award-winning team, a team

that has a huge amount of experience, a focus on packaging, not full production.

Diversification, by working on as many movies at an early stage,

rather than working on fewer movies at a later stage.

Strong relationships with distributors.

Capital is re-deployed as we pre-sell to distributors at an early stage.

Who is the BOXO team?

The BOXO team is the best in the business.

The producers and the BOXO management team have produced hundreds of movies.

Obtaining a financial return from investing in Hollywood IP

and content of major productions has not been accessible

to the public before, and now it is.

INVEST IN THE FUTURE OF BOXO

The BOXO brand is owned by BOXO Productions Inc a Subsidiary of Livento Group Inc which is publicly traded on OTC markets.